Filed pursuant to Rule 424(b)(3)
Registration No. 333-128856

PROSPECTUS

iCURIE, INC.

32,139,429 shares of common stock

This prospectus relates to the sale of up to an aggregate of 32,139,429 shares of our common stock, none of which are outstanding and (i) up to 31,168,879 of which will be issued upon the exercise or conversion of outstanding warrants and shares of our Series A Preferred Stock (based on a conversion rate of 1.08 per share of Series A Preferred Stock) and (ii) 970,550 of which will be issued upon conversion of Series A Preferred Stock to be issued in payment of certain contractual registration rights penalty fees. In addition, of the 31,168,879 shares referred to in (i) above, 1,552,924 of such shares may be issued upon the conversion of Series A Preferred Stock issued as dividends on the outstanding shares of Series A Preferred Stock, rather than being issued upon the conversion of such Series A Preferred Shares. The selling stockholders listed on page 43 may sell these shares from time to time. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may sell all or any portion of the shares for their own account from time to time in one or more transactions through brokers or dealers at market prices then prevailing, in underwritten transactions at prices related to then-current market prices or in individually negotiated transactions at such prices as may be agreed upon. See “Plan of Distribution.”

We will pay all expenses in connection with the registration of the shares under the Securities Act of 1933, as amended, including the preparation of this prospectus. See “Plan of Distribution.”

Our common stock is quoted on the OTC Bulletin Board under the symbol “ICUR.OB.” On April 7, 2006, the last reported sales price of our common stock as reported by the OTC Bulletin Board was $0.90 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 4 where we describe specific risks associated with an investment in us and these securities before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2006.

i

IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock held by them or issued to them upon conversion of our Series A Preferred Stock, or the exercise of warrants, owned by them. Each time a selling stockholder offers common stock under this prospectus, it is required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should not assume that information contained in this prospectus is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being offered for sale by means of this prospectus and our financial statements and notes to those statements appearing elsewhere in this prospectus. This summary highlights information contained elsewhere in this prospectus.

In this prospectus, unless the context requires otherwise, (1) “iCurie,” “Celsia Technologies,” “we,” “our,” “us” and “the Company” refer to iCurie, Inc. and its subsidiaries, including without limitation, iCurie Lab Holdings Limited and iCurie Lab Inc., and (2) “Cedar Mountain” refers to Cedar Mountain Distributors, Inc., which was the name of iCurie, Inc. prior to the July 8, 2005 share exchange described in this prospectus. Since March 2006, iCurie, Inc. and its subsidiaries have been operating under the trade name “Celsia Technologies.”

Company Overview

We want to become a world leader in developing and commercializing next-generation cooling solutions for the personal computer, flat panel display, and LED-lighting industries. We plan to develop, manufacture, market, sell and/or license our patented thermal management cooling devices. We believe that our wafer-thin products absorb, transport and dissipate heat more rapidly than current heat-pipe/heat-sink cooling solutions. Our unique cooling device uses microfluidic physics to move liquid at very high speeds through micro-channels within thin panels.

We have been provided with non-economic support and advice from the United Kingdom’s Trade and Investment Global Entrepreneur Program, a UK government organization that identifies and assists global enterprises that are planning to locate to the United Kingdom or have operations in the UK. This program reviews hundreds of company applications annually and selects only a limited number of companies to work with.

The current industry-leading cooling technology solutions, heat-pipes/heat-sinks, were developed when PC processors such as the Pentium I®& Pentium II®, with much lower speeds and cooling demands, were the industry standards. With the rapid development of faster processors, such as the later Intel Pentium® series, the cooling industry has produced many versions of the limited heat-pipe and/or heat-sink. However, this aging technology is becoming less effective as faster processors produce increased heat levels. Battery life is substantially eroded in laptops due to heat and the energy required to operate one or more cooling systems. We believe our solutions offer lighter, thinner, smaller, faster, more efficient and less energy-consuming products. Moreover, we believe that our coolers will be more cost efficient than conventional coolers.

History

The Company was incorporated in Nevada under the name KNETX Skates Corporation on December 23, 1999, and changed its name to Cedar Mountain Distributors, Inc. on June 9, 2000. Prior to July 8, 2005, the Company was a public “shell” company with nominal assets. On July 8, 2005, Cedar Mountain entered into a “share exchange” with the shareholders of iCurie Lab Holdings Limited (a company formed in the United Kingdom in March 2004 and referred to in this prospectus as “iCurie UK”), whereby the shareholders of iCurie UK exchanged all of the outstanding common shares of iCurie UK for common stock of Cedar Mountain. The common stock of Cedar Mountain issued to iCurie UK’s shareholders in the share exchange represented approximately 95% of Cedar Mountain’s outstanding common stock. Therefore, as a result of the share exchange, the shareholders of iCurie UK acquired control of Cedar Mountain, iCurie UK became a wholly owned subsidiary of Cedar Mountain, Cedar Mountain succeeded to the business and operations of iCurie UK and the management of iCurie UK assumed similar management positions with Cedar Mountain. To reflect this succession and continuation of iCurie UK’s business, Cedar Mountain’s name was changed to iCurie, Inc.

iCurie UK acquired its nanocooling intellectual property from iCurie Lab, Inc. in March 2004, and acquired an 80.2% equity interest in iCurie Lab, Inc. (a company formed in South Korea in 2000 and referred to in this prospectus as “iCurie Korea”) in December 2004. The remaining 19.8% of iCurie Lab, Inc. was acquired by iCurie UK on September 1, 2005. Therefore, as a result of the acquisition, iCurie Korea became a wholly owned subsidiary of iCurie UK. This transaction was described in our 8-K filed with the SEC on September 1, 2005.

Principal Offices

Our principal offices are currently located in leased space at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, and our phone number is 305-529-6290. Our Web address is www.icurie.com. iCurie Lab, Inc., which is our research, development and manufacturing center, is and will continue to be located in Seoul, Korea. The Company’s telephone number in Korea is 011-82-2-3452-2005 and its fax number is 011-82-2-3452-3650. Other than our Chief Executive Officer, Chief Operating and Financial Officer, corporate counsel and controller, all of our 36 employees are located in Seoul.

The Offering

Securities Offered	A total of 32,139,429 shares of our common stock, $0.001 par value per share.

Shares Outstanding
As of April 10, 2006, we had 29,609,022 shares of common stock outstanding. This includes 14,649,440 shares held by executive officers and directors of the Company. The shares held by such executive officers are “restricted securities” as that term is defined under Rule 144 under the Securities Act of 1933, as amended, and accordingly are subject to certain restrictions on resale.  1,304,444 of such shares are also subject to vesting requirements. See “Executive Compensation.” Members of management have also executed agreements dated July 11, 2005, which restrict them from selling more than one-twelfth of their shares of common stock per month until July 11, 2006.

The number of outstanding shares set forth above does not include the 32,139,429 shares of common stock offered by the selling stockholders under this prospectus, which shares will be acquired by the selling stockholders upon the conversion of the shares of our Series A Preferred Stock and the exercise of warrants held by the selling shareholders. Up to 31,168,879 of such shares are issuable upon exercise or conversion of currently outstanding warrants and shares of Series A Preferred Stock (based on a conversion rate of 1.08 per share of Series A Preferred Stock) and (ii) 970,550 of which will be issued upon conversion of Series A Preferred Stock to be issued in payment of certain contractual registration rights penalty fees. Of the 31,168,879 shares referred to in (i) above, 1,552,924 of such shares may be issued upon the conversion of Series A Preferred Stock issued as dividends on the outstanding shares of Series A Preferred Stock, rather than being issued upon the conversion of such Series A Preferred Shares.

OTC Bulletin Board Symbol	ICUR.OB

Registration Rights
We filed the registration statement of which this prospectus is a part pursuant to a Registration Rights Agreement, dated July 11, 2005, among us, the selling stockholders and certain additional parties. The Registration Rights Agreement requires us to use our reasonable best efforts to file the registration statement by September 8, 2005 and to have the registration statement declared effective within 120 days of July 11, 2005. The registration statement was filed on October 6, 2005. The Registration Rights Agreement requires the Registration Statement to remain effective until July 11, 2007 or until all securities covered by the registration statement have been sold, whichever is earlier.

Under the terms of the Registration Rights Agreement, if the registration statement is not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a “Non-Registration Event”), then for each 30 day period during the pendency of such a Non-Registration Event, we are required to pay to the selling shareholders liquidated damages in an amount equal to one percent (1%) of the aggregate price paid by such selling shareholders for our Series A Preferred Stock ($0.88 per share), which we may pay in cash or additional shares of Series A Preferred Stock (valued at $0.88 per share), at the Company’s option. The Registration Rights Agreement also gives the selling shareholders certain additional rights and gives two additional shareholders the right to require us to file additional registration statements under certain conditions. For more information regarding the Registration Rights Agreement, see “Business - Financing Activities.”

Risk Factors
See “Risk Factors” beginning on page 4 and other information set forth in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in the shares of our common stock.

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling stockholders pursuant to this prospectus in the manner described under “Plan of Distribution” on page 46.

RISK FACTORS

You should carefully consider the following risks before you decide to buy our common stock. Our business, financial condition and operating results may suffer if any of the events described in the following risk factors actually occur. There may be additional risks that we are not currently able to identify. These may also adversely affect our business, financial condition and operating results. If any of the events we have identified or those that we cannot now identify occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We have a limited operating history, a single unproven product to date, a history of net losses, and our business may never become profitable. Our limited history may not be adequate to enable you to fully assess our ability to achieve market acceptance of our product or our ability to respond to competition. Accordingly, we are subject to the same uncertainties and risks associated with any company developing new products and beginning operations. If we are unsuccessful in addressing the risks and uncertainties frequently encountered by early stage companies in a new and evolving market, our business will be seriously harmed.

We have had no material operating revenues since inception. To become profitable, we must be able to generate revenues from product sales.

Even if we are able to generate revenues, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain. No assurances can be given that we will ever achieve profitability.

Our products have never been produced in commercial quantities. No assurances can be given that our product can be produced in commercial quantities or at a competitive cost.

We plan to rely on third parties for the manufacturing of our product, which requires a significant degree of technical expertise. We plan to both license our product technology and engage in direct sales with outsourced manufacturing. Therefore, we will not have direct control over the manufacturing of our product and will rely to a significant extent on our joint venture partners and third-party vendors. If these partners and third-party vendors fail to produce to our specifications or inadvertently use defective materials in the manufacturing process, the reliability and performance of our products will be compromised. In addition, should any of such parties suffer financial difficulties or fail to perform in other respects, we will have to locate substitute partners and vendors, which may not be possible in a timely manner or on reasonable economic terms.

We are dependent on our management and key personnel, and may be dependent on the recruitment of additional personnel to succeed; and the loss of personnel may damage our business. Our principal executive officers and certain key personnel have extensive knowledge of our cooling technology and the research and development efforts needed to bring the products to market. The loss of the services of any of our executive officers or other key personnel, particularly Dr. Lee, our Chief Technology Officer, could have a material adverse effect on our business, financial condition and operating results.

We face various international risks, including risks due to our expected reliance on sales and manufacturing in international markets. Our future success will depend in part upon our ability to commence international marketing operations and our ability to establish international manufacturing and sales of our cooling products. International sales may be our only source of revenue for the next several years while we seek clients for our products in the United States. International operations expose us to risks, including, without limitation:

▪	need for export licenses;
▪	unexpected regulatory requirements;
▪	tariffs and other potential trade barriers and restrictions;
▪	political, legal and economic instability in foreign markets;
▪	longer account receivable cycles;
▪	difficulties in managing operations across disparate geographic areas;
▪	reduced or limited protection of our intellectual property rights in some countries;
▪	dependence on local distributors and other third parties;
▪	potential disruptions in sales or manufacturing due to military or terrorist acts;
▪	currency exchange rates; and
▪	exposure under U.S. securities laws, including the Foreign Corrupt Practices Act, or FCPA.

Our international operations require us to comply with a number of U.S. and international regulations. We need to comply with a number of international regulations in countries outside of the United States. In addition, we must comply with the FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions. The U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities, and individuals except as permitted by OFAC, which may reduce our future growth.

We will face operational challenges and increased costs by having our headquarters located in a different jurisdiction than our operating facilities. We could face significant managerial and operational challenges by having senior management significantly separated from our operational base. Our direct and indirect costs will also increase by having a headquarters located apart from our operational base in Seoul.

Volatility in the Korean Won to U.S. dollar exchange rate may adversely affect our reported operating results. The Korean Won, or KWON, is the primary operating currency for our business operations, while our financial results are reported in U.S. dollars. Because our sales and many of our expenses are likely to be primarily denominated in KWON, a decline in the value of the KWON against the U.S. dollar may have a significant adverse effect on our reported results of operations. We cannot assure you what effect, if any, changes in the exchange rate of the KWON against the U.S. dollar will have on our results of operations and financial condition. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

If we fail to keep pace with advances in our industry or fail to persuade technology companies to adopt new products that we introduce, customers may not buy our products and our ability to generate revenues and profits may be adversely affected. The technology industry is characterized by the following: rapid product development, with a significant competitive advantage gained by companies that introduce products that are first to market; constant innovation in products and techniques; frequent new product introductions; and price competition. If we fail to keep pace in any of these areas, our business results may be adversely impacted.

The technology industry is intensely competitive. The significant competitive factors in the technology industry include price, convenience, acceptance of new technologies, customer satisfaction, and in some cases regulatory approval. Our ability to compete successfully depends, in part, on our ability to respond quickly to technological change and user preference through the development and introduction of new products that are of high quality and that address customer requirements. We compete with many larger companies that enjoy several competitive advantages, including significantly greater capitalization and access to capital, established distribution networks; established relationships with suppliers; additional lines of products; the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage; and greater resources for product development, sales and marketing and patent litigation. Other companies are developing products based on similar scientific theories used by us. Those products may be more effective than our products and may not infringe our intellectual property rights. These companies may be able to develop a cooling device that achieve similar or better cooling results. If we are unable to compete effectively against existing or future competitors, sales of our products may be significantly less than our expectations.

We may not successfully develop and launch replacements for our products that lose patent protection, which could significantly decrease our future sales and profits. Most of the material elements of our product are or are expected to be covered by patents that we believe give us a degree of market exclusivity during the term of the patent. However, it is possible that the various patent granting authorities may decide not to grant patents on the applications which are currently pending. Alternatively, our patents, once granted, may be subject to challenge and be declared invalid by the courts of the countries in which they are registered. In any event, those patents will start to expire with effect from 2021. Upon patent expiration, revocation by the courts, or if the patents are not initially granted, our competitors may introduce products using the same technology. Competitors may also introduce products using our technology notwithstanding our non-expired patent protection. Although it may be possible to pursue enforcement actions in such cases, there are certain costs and risks involved, as discussed below. As a result of this possible increase in competition, we may need to charge a lower price in order to maintain sales of our products, which could result in these products becoming less profitable. If we fail to develop and successfully launch, and receive regulatory approval for, more advanced replacement products prior to the expiration of patents for our existing products, our sales and profits with respect to those products could decline significantly. We may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

We may be subject to future product liability claims that could be expensive and may result in the inability to obtain insurance coverage on commercially reasonable terms or otherwise. Although we are not currently subject to any product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including product liability claims arising out of the usage of our cooling devices.

Economic conditions and price competition may cause sales of our products used in cooling systems to decline and reduce our profitability. Sales of our products used in cooling systems may be adversely impacted by economic conditions which cause sales or price reductions in the products which will incorporate our cooling products.

We may be required to bring litigation to enforce our intellectual property rights, which may result in substantial expense. We will be primarily reliant on patents to protect our intellectual property rights. We have so far been granted patents relating to it microfluidic technology in US, Korea, Japan, China and Taiwan. In addition, we currently have pending further patent applications relating to that technology and other associated elements. These applications designate many countries throughout the world, including the United States, Europe, Japan, China, Taiwan, India and Korea. The patents already granted, together with any further patents granted pursuant to the various applications previously referred to, will have expiration dates ranging from 2021 to 2024. The strength of our patent portfolio, however, could be challenged. In particular, our competitors and others may allege that:

•	our patents and pending patent applications use technology that we did not invent first;

•	we were not the first to file patent applications for these inventions; or

•
our patents and pending patent applications seek to monopolize technology that was not novel at the time the applications were filed and/or did not constitute an invention over what existed previously.

Further, because of the uncertain nature of patent protection, we cannot be certain that:

•	others will not independently develop similar or alternative technologies or duplicate our technologies;

•	others will not develop enhancements to our technology that are beneficial to us, which we may not be able to utilize unless we license or pay compensation for those enhancements;

•	any of our pending patent applications will result in further issued patents; or

•
any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third-party challenges or be subjected to further proceedings limiting their scope.

We may become involved in proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. We could also become involved in opposition proceedings in foreign countries challenging the validity of our patents. In addition, costly litigation could be necessary to protect our patent position. In some jurisdictions, patent laws relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are somewhat uncertain. We may not prevail in any lawsuit or, if we do prevail, we may not be awarded commercially valuable remedies. Further, it is possible that we will not have the resources required to pursue necessary litigation or to otherwise protect our patent rights. Failure to protect our patent rights could harm us. Patent rights in jurisdictions outside of the United States are even more uncertain and difficult to protect. There may be patents in certain international jurisdictions that are not enforceable or, if enforceable, we may determine not to attempt to enforce these rights due to the expense, the likelihood of prevailing or for other reasons. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours. If we do not receive patents for products arising from our research, we may not be able to maintain the confidentiality of information relating to those products. If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share. Enforcement of our intellectual property rights to prevent or inhibit appropriation of our technology by competitors can be expensive and time-consuming to litigate, or otherwise dispose of, and can divert management’s attention from carrying on with our core business.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products. Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party’s patents. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant technology. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs. The manufacturing and marketing of cooling devices involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

Acquisitions that we consummate could disrupt our business and harm our financial condition. In the future, we may evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business. While we, from time to time, evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

Actual results may vary from our estimates. In preparing our financial statements, we must make many estimates and judgments about future events. These estimates and judgments affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe that these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available to us at the time. Actual results, however, could differ from our estimates, and this could require us to record adjustments to the reported amounts of assets and liabilities, change the disclosures related to contingent assets and liabilities, and/or adjust the recorded amounts of revenues and expenses. These changes could be material to our financial condition and results of operations.

In connection with the share exchange, we became subject to U.S. GAAP. iCurie UK and iCurie Lab, Inc. historically have followed accounting principles generally accepted in the United Kingdom and Korea, respectively, in preparing their financial statements. Because the July 2005 share exchange resulted in the Company becoming a U.S. corporation which files reports pursuant to the Exchange Act, our financial results, both audited and unaudited, will be required to be presented in accordance with accounting principles generally accepted in the United States, despite the fact that we currently have no material U.S. operations. The conversion of our financial results into U.S. GAAP could be costly and may require certain adjustments, some of which may result in materially different accounting results when presented in U.S. GAAP.

There is no active public market for our common stock. Although our common stock is currently quoted for trading on the NASD’s OTC Bulletin Board, there currently is a limited public market for the common stock. An active public market for the common stock may not develop or be sustained. The market price of the common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	Actual or anticipated variations in operating results;

•	The limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	Announcements of technological innovations;

•	The ability to sign new clients and the retention of existing clients;

•	New products or services that the Company or its competitors offer;

•	Changes in financial estimates by securities analysts;

•	Conditions or trends in the e-commerce industries;

•	Global unrest and terrorist activities;

•	Changes in the economic performance and/or market valuations of other Internet or online electronic commerce companies;

•	The Company’s announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Additions or departures of key personnel; and

•	Sales or other transactions involving the Company’s capital stock.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of computer and software companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of the common stock. Price volatility may be worse if the trading volume of the common stock is low.

Because we became public by means of a share exchange with an existing company, we may not be able to attract the attention of securities analysts. Additional risks may exist since we became public through a “share exchange.” Security analysts of major brokerage firms may not provide coverage of the Company. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of the Company in the future.

We will incur substantial expenses as a U.S. reporting company. As a result of the share exchange, iCurie UK became a wholly owned subsidiary of the Company, which was and is a publicly-traded company, and, accordingly, subject to the information and reporting requirements of the U.S. securities laws. The U.S. securities laws require, among other things, review, audit and public reporting of the Company’s financial results, business activities and other matters. Recent SEC regulation, including regulation enacted as a result of the Sarbanes-Oxley Act of 2002, has also substantially increased the accounting, legal and other costs related to becoming and remaining an SEC reporting company. In particular, as directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. The public company costs of complying with these regulations, as well as preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if it had remained privately-held. These costs will be of greater significance for the Company because it will be required to present financial information in accordance with U.S. GAAP, even though the financial results of iCurie UK and iCurie Lab, Inc. are prepared in accordance with UK and Korean GAAP, respectively. These increased costs may be material and may include the hiring of additional employees and/or the retention of additional advisors and professionals. Failure by the Company to comply with the federal securities laws could result in private or governmental legal action against the Company and/or its officers and directors, which could have a detrimental effect on our business and finances, the value of our stock and the ability of stockholders to resell their stock.

Our common stock may be considered “a penny stock” and may be difficult to sell. The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Initially, the market price of our common stock is likely to be less than $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded on the NASD’s OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

A significant number of the Company’s shares will be eligible for sale, and their sale could depress the market price of the Company’s stock. Sales of a significant number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the market price of the common stock. Our common stock becoming available for resale in the public market pursuant to the registration statement of which this prospectus is a part will increase the supply of tradeable common stock, which could decrease its price. Also, our executives can sell a portion of their shares each month, subject to various restrictions. We have reserved for issuance shares of common stock into which the Series A Preferred Stock are convertible and the warrants are exercisable. Some or all of the shares of common stock may be offered from time to time in the open market pursuant to this prospectus (when effective) or Rule 144, and these sales may have a depressive effect on the market for the shares of common stock. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Our principal shareholders have significant voting power and may take actions that may not be in the best interests of other shareholders. Our officers, directors, principal shareholders and their affiliates control a significant percentage of our outstanding common stock. If these shareholders act together, they will be able to exert significant control over the Company’s management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

Investors should not anticipate receiving cash dividends on our stock. We have never declared or paid any cash dividends or distributions on our capital stock. In addition, we currently intend to retain our future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the section regarding Management’s Discussion and Analysis or Plan of Operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this prospectus. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risk Factors” as well as those discussed elsewhere in this prospectus. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We file reports with the Securities and Exchange Commission. We make available on our website (by a link to the SEC’s website) under “Investor Relations/SEC Filings,” free of charge, our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such materials with the Securities and Exchange Commission. Our website address is www.icurie.com. You can also read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission, including us.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this prospectus, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

USE OF PROCEEDS

The selling stockholders will receive the proceeds from the resale of the shares of common stock registered under this prospectus. We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. However, we will receive approximately $9,527,705 if all of the warrants to purchase an aggregate of approximately 8,757,420 shares of common stock registered under this prospectus are exercised for cash, which would be used for general corporate and working capital purposes. There can be no assurance that any such warrants will be exercised. Furthermore, warrants to purchase 2,045,546 shares of common stock and Series A Preferred Stock are subject to a cashless exercise.

MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Our common stock is available for quotation on the Over the Counter Bulletin Board maintained by the National Association of Securities Dealers under the symbol “ICUR.OB.” There is no assurance that our common stock will continue to be quoted or that any liquidity exists for our shareholders. Prior to the share exchange and issuance of Series A Preferred Stock in July, 2005, although our common stock was available for quotation on the Over the Counter Bulletin Board, there was no public trading market for our common stock and no public trades of our common stock reported on the OTC Bulletin Board during the fiscal years ended December 31, 2003 and December 31, 2004, and the first two quarters of the fiscal year ending December 31, 2005. The following table provides the quarterly high and low bids per share of common stock reported on the Over the Counter Bulletin Board for the last two quarters of 2005 and the first quarter of 2006. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The source of this information is NASDAQ Over the Counter Bulletin Board Research Reports.

Fiscal 2005	High	Low
Third Quarter	$2.35	$1.25
Fourth Quarter	$1.60	$1.06

Fiscal 2006	High	Low
First Quarter	$1.30	$0.74

As of March 20, 2006, the approximate number of holders of record of our common stock, which is our only class of common equity, is 79. This number does not include holders of securities in street name.

The following table provides information as of December 31, 2005 with respect to the Company’s common shares that may be issued under our iCurie, Inc. 2005 Stock Incentive Plan, which was approved by our shareholders and is our only equity compensation plan:

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
iCurie 2005 Stock Incentive Plan	2,510,337	$0.88	2,987,078

We have not generated any material revenues nor had net profits on operations. We have not paid any cash dividends on our common stock or our preferred stock. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements and other factors.

BUSINESS

Company Overview

Prior to the July 8, 2005 share exchange with the shareholders of iCurie UK, the Company (then known as Cedar Mountain) was a public “shell” company with nominal assets. As a result of the share exchange, the Company acquired the business and operations of iCurie UK, the shareholders of iCurie UK becoming controlling shareholders of the Company, the management of iCurie UK became management of the Company, iCurie UK becoming a wholly owned subsidiary of the Company and the Company changed its name to iCurie, Inc. The share exchange and related transactions are described in more detail in this section under “Information Regarding Share Exchange and Series A Offering.”

iCurie UK acquired its cooling intellectual property from iCurie Korea in March 2004, and acquired an 80.2% equity interest in iCurie Korea in December 2004. The remaining 19.8% of iCurie Korea was acquired by iCurie UK on September 1, 2005. Therefore, as a result of the acquisition, iCurie Korea became a wholly owned subsidiary of iCurie UK. This transaction was described in our 8-K filed with the SEC on September 1, 2005.

We want to become a world leader in developing and commercializing next-generation cooling solutions for the PC, flat panel display, and the LED-lighting industries. We plan to develop, manufacture, market, sell and license our patented thermal management cooling devices. We believe that our wafer-thin products absorb, transport, and dissipate heat more rapidly than current heat-pipe/heat-sink cooling solutions. Our unique cooling devices use microfluidic physics to move liquid at very high speeds through micro-channels within thin panels.

We have been provided with non-economic support and advice from the United Kingdom’s Trade and Investment Global Entrepreneur Program, a UK government organization that identifies and assists global enterprises that are planning to locate to UK or have operations in the UK. This program reviews hundreds of company applications annually and selects only a limited number of companies to work with.

The current industry-leading cooling technology solutions, heat-pipes/heat-sinks, were developed when PC processors such as the Pentium I®& Pentium II®, with much lower speeds and cooling demands, were the industry standards. With the rapid development of faster processors, such as the later Intel Pentium® series, the cooling industry has produced many versions of the limited heat-pipe and/or heat-sink. However, this aging technology is becoming less effective as faster processors produce increased heat levels. Battery life is substantially eroded in laptops due to heat and the energy required to operate one or more cooling systems. We believe our solutions offer lighter, thinner, smaller, faster, more efficient and less energy-consuming products. Moreover, we believe that our coolers will be more cost efficient to produce than conventional coolers.

Industry Overview

The PC cooling industry is an estimated $1 billion business annually. The total PC market, including desktops and notebooks, is estimated at approximately 171 million units in 2005 and is growing at approximately 10% annually. In addition, we expect the growth of the PC cooling industry to accelerate faster than the growth of the PC market itself, based on the increased power consumption and heat output of today’s microprocessors and video cards.

We have also identified several other substantial markets for our cooling systems. We are evaluating an opportunity to supply cooling systems to the flat panel display market and the LED-lighting industry. Later deployments of our cooling technology may include the personal communication, home appliance, automotive, defense, air conditioning, and aerospace industries.

Technology Overview

Our product portfolio is based on registered and pending patents in microfluidic technology. We believe that our technology enables higher performance than current cooling systems, with no noise or vibrations, and can be commercially manufactured using well-known processes at a cost less than traditional cooling products. Our technologies are designed to be used as a stand-alone cooling solution, or as part of a cooling system.

Market Information

As the PC industry uses ever more-powerful chips, including video chips, cooling has become an increasingly critical issue, yet there have been few technological innovations in this area. The industry is highly fragmented, the market need is significant, and we believe we have a very competitive technology. As a result, we believe we can capture a significant share of the PC cooling industry.

The marketability of our product spans basically over all industries where heat emission calls for cooling. However, there are three industries where we clearly believe that our technology can rapidly become the product of choice. These three industries are the PC, flat panel display, and the LED-lighting industries. Companies in these industries need components with higher performance; are used to managing complex supply chains; and are willing to accept breakthrough technologies to gain competitive supremacy.

Due to market size, product competitiveness and customer need, we have chosen the mid and high-end of the PC industry as the primary target market. The high-end segment of the display industry is the second targeted market and the LED- lighting industry as the third. In a later stage, we may also address numerous market segments like the telecom, home appliances, automotive, aerospace, air conditioning, and defense industries.

We intend to address our target markets with a model that incorporates a mix of licensing arrangements, through which we can enter certain markets indirectly through the efforts of third parties, and direct product sales in conjunction with largely outsourced or joint ventured manufacturing and sales capability. We believe our approach will enable us to gain market share without large investments in manufacturing equipment or sales and marketing.

Commercialization

We intend to employ two parallel sales models when taking our cooling technology to the market. The first is a licensing model, which we plan to use in specific industries or industry segments. We believe that giving licensing partners exclusive rights in certain specific areas represents an expedient way of creating relatively certain revenues with relatively low financial risks. We believe that this model will also help to create visibility and credibility for our technology in other industries. We plan to pursue this sales model in mature industries, such as the PC industry, with well established global players. Pursuant to this strategy, we entered into a Patent License and Sales Exclusivity Agreement with Asia Vital Components (AVC) in November 2005 as more fully described herein.

The second sales model will be direct sales, either through an internal iCurie sales force or through joint ventures. We believe that the direct sales model will help increase our revenues, but may also entail increased financial risks. We plan to pursue this strategy when a technology shift is taking place in a particular industry that can be taken advantage of by us, or when an industry is fragmented and barriers to entry are low. Under this model, we plan to manage our supply, manufacturing, and distribution chains through sub contractors or by utilizing the manufacturing expertise of our partners.

Competition

Although we believe that our technology represents a next generation industry solution to the cooling demands of the PC, flat panel display, and the LED-lighting industries, we face and will continue to face intense competition. This competition consists of companies attempting to develop and market products similar to ours, as well as products incorporating alternative technologies. Although we believe that we have a degree of market exclusivity with respect to some of our products due to registered or pending intellectual property rights, there can be no guarantees that competitors will not successfully market products similar to ours, whether or not such products may infringe on our intellectual property rights. Even if we are ultimately successful in challenging competitors’ use of our intellectual property, any such challenge will likely be both expensive and time consuming, and our competitive position could be adversely affected notwithstanding successful legal actions to enforce our intellectual property rights.

In addition, there are several alternative technologies currently being developed and marketed to address the same market demands as our products. Although we believe our technologies provides a highly competitive solution when compared to alternative technologies, it is possible that the market may adopt one of these alternative technologies, which may in turn become a recognized industry standard. Wide market adoption of one or more of these alternative technologies would have an adverse affect on our competitive position. In addition, we may also face competition from technologies not yet developed, whether such future technologies address the cooling issues directly or indirectly through the development of products which produce less heat and therefore do not require an improved cooling solution.

In addition to the various forms of competition faced by us, it is likely that many of our competitors will be much larger and better capitalized than we are, with substantially more resources to devote to the development, manufacture, and sales of cooling technology solutions. Such competitors may also benefit from existing relationships and reputations within the PC, flat panel display, and the LED-lighting industries.

Management Team

Our senior management is led by Hakan Wretsell, our Chief Executive Officer, Michael Karpheden, our Chief Operating and Financial Officer, Dr. Jeong Hyun Lee, Ph.D., our Chief Technology Officer and founder of iCurie Korea, and George Meyer, our Vice President for Sales & Marketing. The management team consists of senior level executives who have extensive experience in management, business development, marketing and sales, and systems development. In addition to the management team, we believe we have assembled a highly capable and active Board of Directors.

Product & Technology Solutions

Key Technologies

Our technologies utilize nano or micro scale environments, wherein the laws of physics are manipulated to create very competitive cooling solutions. These technologies create heat management products with higher performance, no noise, no vibrations, and with no or very limited positioning impact (upside-down etc.). The products are lightweight and have an ultra thin design. The products do not require a pump or external energy source to operate.

We have defined two technology paths. Our original Micro Cooling System (MCS) technology, branded as iCurie Cooled®, and NanoSpreader Technology™. We believe both technologies have great potential in the market, but each has its different technical and commercial challenges.

iCurie Cooled® (MCS)

This technology is used to create a cooling device that is a millimeter thin copper plate, into which specially designed micro and nano channels have been structured. Liquid coolant (distilled water) is placed into the micro and nano channels through a process known as VCS- Vacuum, Charge and Sealing. The heat source (CPU or other) is placed adjacent to the copper plate (as are traditional CPU coolers). When heat is generated, the liquid coolant absorbs the heat in a very short period of time (less than 0.02 sec). The heat causes the liquid coolant to change to vapor. The vapor is rapidly transported through the micro and nano channels. The vapor is changed back to liquid by rapidly dissipating the heat. The liquid coolant then returns to the heat source at a low temperature and is ready to repeat the process. The pressure gradients created by the conversion of the coolant between liquid and vapor states “pump” the coolant through the micro and nano channels as part of a continuous process.

We have been granted patents relating to our iCurie Cooled® technology in the United States, Korea, Japan, China, Russia, and Taiwan. In addition, we currently have pending patent applications relating to the iCurie Cooled® technology in Singapore, Brazil, India, and the 17 member countries of the European Union.

Nano Spreader Technology™ (NST)

Many of the working principles in the NST are the same as in the MCS. The configuration and the structuring of the NST give us significant advantages in regards to time to market. By working with different material layers between the plates, we can avoid physical segmentation and etching. This impacts the performance and the economy of the product. NST has a more flexible design, can cool multi sources and is more suitable when cooling larger areas. In addition, the NST is designed to be an integrated part of a Printed Circuit Board (PCB). The NST is protected by several pending Company patents.

Current Technology Focus

Management is currently focusing on the NST opportunity because we believe this technology offers a faster, more straightforward way to commercialization. In addition, we believe the NST offers potential customers an economical alternative. All current product and customer projects are based on the NST, which is where the main part of our resources is being allocated.

Sales and Marketing

Sales

The first three markets we plan to approach are the PC, flat panel display, and LED-lighting industries. We are planning for two different strategic revenue streams.

First, we plan to use licensing to rapidly take our technology to market, create credibility, and visibility for our technology. This is the preferred strategy in industries that show a high level of maturity. Pursuant to this strategy on November 16, 2005, iCurie UK entered into a Patent License and Sales Exclusivity Agreement, dated as of November 9, 2005, with AVC giving AVC a worldwide, perpetual, non-revocable license to use certain of iCurie UK’s intellectual property to develop, manufacture, market and sell a new thermal management product for use in personal computers based on our technology. iCurie UK granted AVC the exclusive right to sell the product to personal computer manufacturers in the world market except for companies headquartered in Korea and Japan. iCurie UK has the right to purchase the product from AVC and the exclusive right to sell the product to (i) all third parties, other than personal computer manufacturers, and (ii) to personal computer manufacturers headquartered in Korea and Japan. AVC will pay iCurie UK a royalty for each product sold, either as a stand alone product or as part of a system. The Agreement terminates on December 21, 2008, provided however, that iCurie UK has the option to terminate AVC’s sales exclusivity in the event certain sales volumes are not met during a particular calendar year.

Second, we plan to use direct product sales to optimize the value of the technology. By managing a supply chain of sub-contractors, we plan to offer our products to companies in specific industry segments. The sales will be executed through joint ventures or through our own sales force.

Marketing

We plan to tailor and adopt our technology and product portfolio to our target markets. Our management believes that our product offers very competitive performance to existing alternatives, and can be manufactured at a similar or lower cost than those alternatives. This gives us numerous alternatives in regards to marketing messages and competitive positioning. Regardless of the competitive environment, we feel confident going to the market with business proposals that are lowering barriers to entry. We plan to utilize price-performance trade-offs to rapidly create partnerships and make in-roads to targeted markets.

The marketing strategy will be a combination of different marketing initiatives. We plan to base this strategy on a business-to-business marketing approach, where value is primarily determined by business economic use and large-unit transactions are the norm. The marketing philosophy, however, will go beyond a fixation on transactions, which very often leads to lost customers and low brand awareness in the short-term. Our ambition is to build a mutually advantageous long-term relationship with the customers, not just sell a product. This calls for knowing the customer well enough to deliver relevant products in a timely fashion and meeting their specific needs.

We plan to employ an overall marketing strategy, which will include initiatives such as advertising, public relations, and customer relations management, as well as a strong focus on corporate identity. The critical aspect is to convey the strengths and values of the products to potential customers, such as superior performance, no noise, no vibrations, environmental friendliness, and reduced size. We plan to accomplish this through strong direct marketing programs to potential customers. In addition, we believe that product marketing and advertising through specialized computer magazines will be an important component in our strategy. Trade shows on a worldwide basis will be part of the long-term marketing strategy to ensure visibility in the market place.

We plan to build value through marketing based assets, such as brand, customer and employee relationships, channel relationship, supplier relationship, and intellectual capital. Our strategy is to minimize our ownership of physical assets. We aim to effectively employ and manage outsourced manufacturing capacity. Our belief is that value creation derives from building intellectual capital instead of owning fixed assets such as factories, buildings, etc. However, we do expect to own limited manufacturing capacity to enable shipment of sample products as well as to ensure that we can control the manufacturing process.

On March 13, 2006, the Company re-branded itself as "Celsia Technologies," which reflects its ambition to establish the Company’s unique technology under a strong brand in the thermal management marketplace. The Company is currently considering changing its corporate name and ticker symbol to reflect this re-branding .

Manufacturing Operations

During 2005, test and sample units were supplied to several potential customers in our targeted industries. The samples have been partially produced in our own pilot plant, which was inaugurated in September 2005.

Our product does not call for a complex manufacturing set up, the number of components is very limited, and we have identified key manufacturing partners. One important criterion has been a thorough knowledge in manufacturing of thermal management products.

We also believe that the manufacturing capacity of our main partner, AVC, will strongly contribute to the estimated volumes to the PC industry for 2006. AVC, based in Taiwan, is a leader in PC cooling systems, manufacturing heat pipes, fans and fins (the standard PC cooling system). AVC’s major customers include Intel, IBM, Dell, HPQ, Apple, AMD, NEC, Sanyo Denki, Legend and Quanta. AVC recently merged with DaTech (a large fan supplier).

Research and Development Expenditures

Research and development expenditures were approximately $809,000 and $790,000 for the years ended 2005 and 2004, respectively.

Employees

As of December 31, 2005, iCurie had 36 employees. The Company’s Korea office currently houses 31 of the total 36 employees. During 2005, iCurie filled certain key positions, which are Corporate Controller, Legal Counsel, and a VP Sales & Marketing.

Financing Activities

Share Exchange and Series A Offering

Overview

Effective as of July 8, 2005, Cedar Mountain entered into a Share Exchange Agreement with the shareholders of iCurie UK and certain additional parties. Immediately prior to the execution of the Share Exchange Agreement, 3,050,001 shares of Cedar Mountain common stock, par value $0.001 per share, were cancelled pursuant to agreements between Cedar Mountain and certain shareholders of Cedar Mountain (including the then sole officer and director of Cedar Mountain) for an aggregate consideration of $214,000. After the cancellation, Cedar Mountain had 1,350,023 common shares outstanding. Upon the consummation of the transactions contemplated by the Share Exchange Agreement on July 8, 2005, (i) Cedar Mountain acquired all of the outstanding shares of iCurie UK (resulting in iCurie UK becoming a wholly owned subsidiary of Cedar Mountain), (ii) Cedar Mountain issued 24,935,047 shares of common stock to the shareholders of iCurie UK and certain of their assigns, which represented 94.864% of the issued and outstanding shares of Cedar Mountain common stock, (iii) the sole director and executive officer of Cedar Mountain resigned, (iv) directors and officers associated with iCurie UK were appointed as directors and officers of the Company, (v)  Amended and Restated Articles of Incorporation of Cedar Mountain were approved and filed which, among other things, changed the name of Cedar Mountain to iCurie, Inc., and designated 30,000,000 shares of Series A Preferred Stock, par value $0.001 per share; and (vi) the new directors approved and adopted Amended and Restated Bylaws of iCurie, Inc.

Effective as of July 11, 2005, the Company issued 20,995,239 shares of Series A Preferred Stock, together with warrants exercisable for a total of 6,441,874 shares of our common stock, to various parties (referred to in this report as the “Series A Shareholders”) in exchange for approximately $12.48 million in cash (at a cash price of $0.88 per share of Series A Preferred Stock) and the transfer to us on the terms described herein of $4.6 million of previously issued promissory notes issued by various parties (we refer to these transactions collectively as the “Series A Offering”). The Series A Offering was effectuated pursuant to Subscription Agreements (in the case of cash sales) and a Preferred Stock Purchase Agreement (in the case of the issuance of Series A Preferred Stock for promissory notes) between iCurie, Inc. and the stock recipients, each effective as of July 11, 2005. In connection with the Series A Offering, we also entered into a Registration Rights Agreement dated as of July 11, 2005 with the iCurie UK shareholders, Series A Shareholders, and certain additional parties (the “Registration Rights Agreement”), as described in this section under “Registration Rights Agreement.”

Pursuant to the Share Exchange Agreement, the Company agreed to assume the obligations of iCurie UK under a Placement Agent Agreement between iCurie UK, Indigo Securities LLC, and Axiom Capital Management Inc. (we refer to Indigo and Axiom collectively as the “Placement Agent”), pursuant to which the Placement Agent was compensated by us for its services in connection with the Share Exchange Agreement and the Series A Offering, as described in this section under “Compensation to Placement Agent.” In connection with the Share Exchange Agreement and Series A Offering, the Company also granted warrants exercisable for a total of 270,000 shares of our common stock to a party that identified Cedar Mountain as a potential participant in the share exchange.

In connection with the share exchange and Series A Offering, (i) our executive officers entered into employment agreements as described under Item 10 “Executive Compensation,” (ii) we advanced a major shareholder $500,000 payable under a pre-existing revenue sharing agreement and entered into certain related transactions with such shareholder, (iii) we cancelled a $1.1 million promissory note made by an executive officer in exchange for 1.25 million shares of our common stock owned by such officer, (iv) an option for 440,000 shares of iCurie UK common stock held by an executive officer was cancelled in exchange for a warrant to purchase 1,097,142 shares of our common stock, (v) our executive officers were paid certain accrued but previously unpaid salaries in cash and shares of our common stock and (vi) an executive officer agreed to indemnify us against certain potential liabilities related to our then-contemplated acquisition of 19.2% of iCurie Lab, Inc. (which was subsequently acquired on September 1, 2005). Additional information regarding the matters set forth in (ii) - (vi) above is set forth under “Certain Relationships and Related Transactions.”

The above transactions were reported and described in the Company’s Form 8-K dated July 8, 2005, as amended.

Description of Note Conversion

Pursuant to the Preferred Stock Purchase Agreement, secured convertible interim promissory notes (the “Notes”) which were issued by iCurie UK and two of its shareholders, Hansen Gray & Company, Inc. and Dr. Lee, in the aggregate principal amount of $4,600,000, were exchanged for approximately 6,810,000 shares of Series A Preferred Stock. The number of shares of Series A Preferred Stock issued in the Note conversion equaled the approximate number derived by dividing (i) $4,100,000 principal amount of the Notes by $0.66, and (ii) $500,000 principal amount of the Notes by approximately $0.83, representing a twenty-five percent (25%) and five percent (5%) discount from the cash offering price of the Series A Preferred Stock, respectively. The shares of Series A Preferred Stock issued upon conversion of the Notes have the same rights, preferences and privileges as all other shares of Series A Preferred Stock.

Compensation to Placement Agreement

In connection with the share exchange and Series A Offering, the Placement Agent received (i) a cash fee of approximately $1.248 million, equal to ten percent (10%) of the aggregate gross cash proceeds received from the Series A Offering from subscribers, (ii) a cash fee of approximately $285,000, representing the unpaid portion of fees owed in connection with the original issuance of the Notes, (iii) warrants to purchase 1,364,528 shares of Series A Preferred Stock, equal to ten percent (10%) of the shares of Series A Preferred Stock purchased by subscribers, at an exercise price of $0.88 per share, and (iv) warrants to purchase 681,018 shares of common stock, at an exercise price of $0.88 per share. The Placement Agent additionally was reimbursed for actual out-of-pocket expenses incurred in connection with the Share Exchange Agreement and the Series A Offering, subject to certain limitations.

Registration Rights Agreement

Initial Registration. The Registration Rights Agreement required us to use our reasonable best efforts to file the registration statement by September 8, 2005 and cause the registration statement to become effective no later than one hundred and twenty (120) days after July 11, 2005. Under the terms of the Registration Rights Agreement, if the registration statement is not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a “Non-Registration Event”), then for each 30 day period during the pendency of such a Non-Registration Event, we are required to pay to the purchasers of the Series A Preferred Stock an amount equal to one percent (1%) of the purchase price paid for the Series A Preferred Stock ($0.88 per share), which may be paid in cash or in shares of Series A Preferred Stock (valued at $0.88 per share), at the Company’s option. The registration statement was filed on October 6, 2005 and the Company currently expects the registration statement to be declared effective in April 2006.

Demand Rights. If the initial registration statement does not register all shares of common stock as required by the Registration Rights Agreement, owners of Series A Preferred Stock holding more than $500,000 in value of the securities to be registered may require us to use our best efforts to cause such shares to be registered on other registrations, subject to certain conditions. We shall not be obligated to affect more than two (2) registrations under these demand right provisions.

Piggy-Back Rights. If the initial registration statement does not register all shares of common stock as required by the Registration Rights Agreement, owners of Series A Preferred Stock shall be entitled to “piggy back” registration rights on all registrations of the Company or on any demand registrations of any other investor, subject to certain conditions and the right of the Company and its underwriters to reduce the number of shares proposed to be registered in view of market conditions.

S-3 Rights. If the initial registration statement does not register all shares of common stock as required by the Registration Rights Agreement, owners of Series A Preferred Stock shall be entitled to unlimited demand registrations on Form S-3 (if available to the Company) subject to certain conditions, so long as such registered offerings are not less than $500,000.

Expenses. The Company shall bear registration expenses (exclusive of underwriting discounts and commissions) of the initial registration and all such demands, piggy backs, and S-3 registrations (including the expense of one special counsel for all Series A Preferred Stock selling shareholders).

Hansen Gray/CHL. The common stock of the Company held by Hansen Gray & Company, Inc. and CHL Investment Partnership (prior shareholders of iCurie UK) will not be registered, although such parties do have the right to demand registration of their common stock beginning six (6) months and twelve (12) months, respectively, after the effective date of such registration statement. We are required to pay certain liquidated damages if we do not register the shares of Hansen Gray & Company, Inc. and CHL in accordance with these demand rights. The Registration Rights Agreement also imposes certain sale restrictions on Hansen Gray & Company, Inc. prior to the registration of its shares of our common stock.

Summary of Prior Financings

December 2004 Bridge Financing. On December 2, 2004, Hansen Gray issued secured convertible promissory notes (the “HG Notes”) in the aggregate principal amount of $2,500,000 to various purchasers (the “HG Noteholders”). All of the proceeds of the HG Notes were distributed to iCurie UK. Upon consummation of the Series A Offering, the principal amount of the HG Notes was exchanged for 3,787,863 shares of Series A Preferred Stock. Upon such exchange, each HG Noteholder received the number of shares of Series A Preferred Stock equal to the number derived by dividing the principal amount of the Noteholder’s Note by $0.66 (subject to rounding), representing a twenty-five percent (25%) discount from the cash offering price per share of the Series A Preferred Stock.

In connection with the issuance of the HG Notes, iCurie UK also agreed to issue, and in the Series A Offering we did issue, the HG Noteholders five-year warrants to purchase an aggregate of 710,214 shares of common stock. Each such warrant entitles the holder thereof to purchase the number of shares of common stock equal to (i) twenty-five percent (25%) of the aggregate principal amount of the applicable HG Note, divided by (ii) 0.88 (subject to rounding), at an exercise price per share equal to $0.88. The warrants contain customary anti-dilution provisions. As part of the share exchange, Hansen Gray also transferred to the HG Noteholders an aggregate of 1,496,103 shares of common stock.

Also in connection with the issuance of the HG Notes, Dr. Lee issued a personal promissory note for $1,100,000 to an affiliate of the HG Noteholders. In connection with the Series A Offering, the holder of Dr. Lee’s note transferred the Note to us in exchange for approximately 1,667,000 shares of Series A Preferred Stock. We then cancelled the note in exchange for approximately 1,250,000 shares of Dr. Lee’s common stock (valued at $0.88 per share for an aggregate value of $1,000,000). See “Certain Relationships and Related Transactions.”

2005 Bridge Financings. On each of March 17 and April 25, 2005, iCurie UK issued secured convertible promissory notes (the “2005 Notes”) in the principal amount of $500,000 to various purchasers (the “2005 Noteholders”), for an aggregate combined issuance of $1,000,000. The 2005 Notes ranked senior to all other debt of iCurie UK. As part of the Series A Offering, the 2005 Notes were exchanged for approximately 1,355,600 shares of Series A Preferred Stock. Upon such exchange, each 2005 Noteholder received the number of shares of Series A Preferred Stock equal to the number derived by dividing the principal amount of the noteholder’s 2005 Note and accrued and unpaid interest by (i) $0.66 in the case of the $500,000 March 17 note issuance and (ii) approximately $0.83 in the case of the $500,000 April 25 note issuance (in each case subject to rounding), representing a twenty-five percent (25%) and five percent (5%) discount, respectively, from the cash offering price of the Series A Preferred Stock.

In connection with issuance of the 2005 Notes, iCurie UK also agreed to issue, and in the Series A Offering we did issue, the 2005 Noteholders five-year warrants to purchase 482,946 shares of common stock. Each such warrant relating to the March 17 note issuance entitles the holder thereof to purchase the number of shares of common stock equal to (i) eighty percent (80%) of the aggregate principal amount of the applicable 2005 Note, divided by (ii) 0.88 (subject to rounding), at an exercise price equal to $0.88 per share (subject to rounding). Each such warrant relating to the April 25 note issuance entitles the holder thereof to purchase the number of shares of common stock equal to (i) five percent (5%) of the aggregate principal amount of the applicable 2005 Note, divided by (ii) 0.88 (subject to rounding), at an exercise price equal to $0.88 per share. The warrants contain customary anti-dilution provisions.

Additional Warrants. Pursuant to the Series A Offering, each recipient of Series A Preferred Stock received warrants to purchase a number of shares of common stock equal to twenty-five percent (25%) of the number of shares of Series A Preferred Stock received (subject to rounding). Fifty percent (50%) of these warrants are exercisable at $1.10 per share and fifty percent (50%) are exercisable at $1.32 per share.

Series B Offering

Overview

On December 16, 2005, iCurie issued 3,063,402 shares of its newly designated Series B Preferred Stock, $0.001 par value per share, to certain individuals and entities (the “Series B Holders”), together with warrants (the “Series B Warrants”) to purchase approximately 1,531,700 shares of the Company’s common stock, for an aggregate of $3,063,402 in cash. The sale of Series B Preferred Stock and Series B Warrants (the “Series B Offering”) was effected pursuant to Subscription Agreements between the Company and the Series B Holders, each effective as of December 16, 2005. In connection with the Series B Offering, the Company entered into a Registration Rights Agreement dated as of December 16, 2005 with the Series B Holders and the Series B Placement Agents (as defined below) (the “Series B Registration Rights Agreement”). The terms of the Series B Preferred Stock are set forth in a Certificate of Designation to the Company’s Amended and Restated Articles of Incorporation, which certificate was filed on November 30, 2005. Fifty percent (50%) of the Series B Warrants are exercisable at $1.50 per share of common stock and fifty percent (50%) of the Series B Warrants are exercisable at $3.00 per share of common stock.

In connection with the Series B Offering, Indigo Securities LLC and Bridgehead Group Limited (collectively, the “Series B Placement Agents”) and certain of their assigns received (i) a cash fee of approximately $216,340, (ii) warrants to purchase 210,000 shares of Series B Preferred Stock at $1.50 per share, and (iii) warrants to purchase 6,340 shares of common stock at $1.50 (collectively, the “Series B Placement Agent Warrants”) pursuant to Placement Agent Agreements between the Company and each of the Series B Placement Agents.

Series B Registration Rights Agreement

Pursuant to the Series B Registration Rights Agreement, the Company is required to file a registration statement covering the common stock (i) into which the Series B Preferred Stock is convertible and (ii) for which the Series B Warrants and Series B Placement Agent Warrants are exercisable (collectively the “Registrable Securities”) within six (6) months after the Company’s Registration Statement on Form SB−2 (Registration No. 333−128856) (filed pursuant to the Series A Offering and Registration Rights Agreement) is declared effective. The Company is required to maintain the effectiveness of the registration statement through the first anniversary of the Series B Offering and shall use its best efforts to maintain its effectiveness through the second anniversary of the Series B Offering.

If the registration statement is not effective at any time during the period beginning 270 days after the Series B Offering and ending one year after the Series B Offering, holders of the Registrable Securities holding more than $500,000 in value of the Registrable Securities may require the Company to use its best efforts to cause such shares to be registered. The Company shall not be obligated to effect more than two (2) registrations under such demand registration provisions.

Subject to certain conditions, the holders of the Registrable Securities shall be entitled to “piggy back” registration rights on all registrations of the Company. Holders of the Registrable Securities shall be entitled to unlimited demand registrations on Form S−3 (if available to the Company) so long as such registered offerings are not less than $500,000. The Company shall bear registration expenses of all such demands, piggy backs, and S−3 registrations.

Description of Property

The Company’s principal offices are currently located in leased space at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, and the phone number is 305-529-6290. We anticipate that our headquarters in the United States will consist of top management, who will set and manage strategic priorities, business plans, business tactics, budgets, financing and legal matters. We also anticipate that management of sales strategy and tactics with key account management will also be part of the United States office. iCurie Lab, Inc., which is the Company’s research, development and manufacturing center, is and will continue to be located in Seoul, Korea. The Company’s telephone number in Korea is 011-82-2-3452-2005 and its fax number is 011-82-2-3452-3650. We believe that Korea is an excellent location to recruit highly skilled engineers. The main responsibilities of the Korean office are to develop and industrialize the planned technology portfolio, lab prototypes and pre-serial manufacturing, as well as quality control.

We currently lease an office, research and manufacturing facilities in Seoul, Korea and office space in Miami, Florida. Our leased facilities in Korea consist of approximately 380 square meters of office space and approximately 750 square meters of space used as a pilot plant to begin product manufacturing. Approximate monthly rent (including a 10% value added tax) for the Korean office and plant is 5,500,000 KWON (approximately $5,445) and 8,527,200 KWON (approximately $8,442), respectively. The leases on the office and plant space expire on March 29, 2006 and July 26, 2006, respectively. The office lease in Korea will be moved to a new 453 square meter location in April 2006. The monthly rent of 4,730,000 KWON (approximately $4,683) includes 10% value added tax and runs through March 2008. Our space in Miami consists of a furnished office, which includes secretarial and other amenities at a charge of approximately $3,030 per month under a contract expiring June 15, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties about us, our current and planned products, our current and proposed marketing and sales and our projected results of operations (See “Risk Factors” on page 4). There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. We have sought to identify the most significant risks to our business but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that we have identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to our stock. The following discussion and analysis should be read in conjunction with our financial statements and notes thereto. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our management.

Plan of Operation

Our operations include research, development, manufacturing, sales and marketing of heat management products developed and designed by our Company. Furthermore, we believe our technology is ready for commercialization and we are currently involved with potential customers in several projects designed to commercially produce and sell our products. We believe that the heat emission problem has grown and is now seriously threatening the development of new products in several industries. New cooling technologies should therefore enable companies to develop new products with higher performance, increased efficiency and with smaller size. We want to become a world leader in developing and commercializing this next generation of cooling solutions for the PC, flat panel display, and LED-lighting industries.

We expect to have sufficient funds to execute our business plan over the next twelve months (from December 31, 2005). However the Company may need to raise additional capital over the next twelve months to fund projects, which are currently not included in our business plan and will contribute to increased growth. There can be no assurance that additional capital will not be required, or that we will be able to successfully raise such capital if needed or that we will not attempt to raise additional capital if an appropriate opportunity presents itself. In the event the Company is not able to commercialize its products in anticipated volumes during the next twelve months, and is unable to contain expenses without adversely effecting the operations, the Company will require additional capital in order to continue its current operations.

We expect our research and development activities to continue to be focused on product projects together with potential future projects undertaken in conjunction with potential customers relating to the use and/or modification of our product for use by such customer.

We expect our capital expenditures over the next 12 months to be focused on complementing our pilot plant with specific volume driven equipment and on specific research and development related test equipment. All such expenditures will take place in Seoul, South Korea, where our research and development headquarters is located or together with sub-manufacturers in their marketing plants.

We believe we are sufficiently staffed to execute our 2006 business plan. Planned new employees are strictly replacement hirings. However, if unforeseen opportunities arise, we are prepared to reevaluate and change our plans.

During the quarter ended December 31, 2005, we continued to make progress towards building the Company and commercializing our technology. We received product test results, which lead to certain related test product orders, and also continued discussions and price negotiations with potential customers and strategic partners. We managed to add strategic projects to our prospect portfolio and we passed important milestones of ongoing projects. We also managed to receive and deliver our first commercial order. In addition, a large part of our test orders generated revenues.

As described under “Business - Product & Technology Solutions,” management has decided to focus the main part of our resources on the Nano Spreader Technology™ (NST). This new technology path is meant to be a more economical and a faster way to commercialization.

As previously reported in our public filings, we received approximately $12.48 million in gross cash proceeds from a Preferred Stock Series A offering in July, 2005 and in connection with such financing added experienced business leaders to our Board of Directors. Additionally, we completed the purchase of the remaining 19.8% of common stock in our Korean subsidiary, making it a wholly owned subsidiary.

In December, the company received approximately $3.1 million in cash proceeds from a Preferred Stock Series B offering. Net of related fees the company received approximately $2.8 million. The company plans to use the funds for working capital as well as for limited capital investments as our strategy is to work with outsourcing partners.

Liquidity of the Company

Our source of liquidity is the approximate $10 million in net cash proceeds generated from our July Preferred Stock Series A offering as well as the Series B offering of $2.8 million in net proceeds described above. Our main usage of cash during the third and fourth quarter has been related to product development, loan redemption, fund raising expenses, establishing the pilot plant and general and administrative expenses. However, the fourth quarter’s main uses of cash have been for general and administrative expenses. In addition, as described above, in September 2005 we purchased the remaining 19.8% of our Korean subsidiary for approximately $2.0 million.

Based on our current operating plan, we anticipate using our cash mainly to continue our efforts to commercialize our technology solutions as described above. The main cash uses will be for sales and marketing, general and administrative, and research and development expenses. Investments will be focused on product development and manufacturing. All investments will be driven by commercialization opportunities. The total cash need for the next twelve months is estimated to approximately $6.9 million, starting at January 1, 2006. The main portion of the cash need is for operating expenses and a smaller portion is for investments in manufacturing and R&D. The current ratio between current assets and current liabilities at December 31, 2005 is approximately 3.1. However, a significant portion of current liabilities relates to penalties payable pursuant to the Registration Rights Agreement with the Series A Preferred Stock holders which should have no cash impact as the Company is planning to settle such penalties by issuing additional shares of Series A Preferred Stock as permitted under the Registration Rights Agreement.

We anticipate that our annual revenue run rate in the fourth quarter of 2006 would be approximately $10 million. In the event the Company is not able to commercialize its products in anticipated volumes during the next twelve months, and is unable to contain expenses without adversely affecting operations, the Company will require additional capital in order to continue its operations. There can be no assurance that we will be able to obtain the necessary funds in a timely manner or the terms on which such funds may be obtained.

Since inception, we have not generated material revenue from operations and there can be no assurance that we will generate revenue in the future.

Significant Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Although these statements are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from those estimates. Significant estimates required to be made by management include the valuation of 1) investments, 2) equity securities issued, 3) beneficial conversion features embedded in securities, and 4) registration rights.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended and Restated Articles of Incorporation contain a provision eliminating the liability of a director to us and our stockholders for monetary damages for breaches of fiduciary duty as a director, to the fullest extent permitted by law.

Our Amended and Restated Articles of Incorporation also authorize the Company to indemnify any director, officer or agent of the Company, or any other person, to the full extent permitted by law. This indemnification may include the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition. Our Amended and Restated Bylaws require the Company to indemnify directors, officers or employees in connection with certain actions, suits or proceedings, subject to certain limitations.

Any repeal or modification of our Amended and Restated Articles of Incorporation shall be prospective only and shall not adversely affect any right or protection of our directors or officers existing at the time of a repeal or modification for any breach covered by the Amended and Restated Articles of Incorporation which occurred prior to such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors. Messrs. Clarke and Rugg were elected as directors by the holders of the Series A Preferred Stock in accordance with the terms of such stock, as described under “Description of Capital Stock.” All directors and executive officers of the Company have served in such capacities since July 2005.

Name	Age	Position
Hakan Wretsell	45	Chief Executive Officer, President and Director
Michael Karpheden	44	Chief Operating Officer, Chief Financial Officer and Secretary
Dr. Jeong-Hyun Lee	41	Chief Technology Officer and Director
Alan B. Miller	52	Director
David H. Clarke	64	Director
Peter Rugg	58	Director
Gregory J. Osborn	41	Director

Hakan Wretsell has been iCurie’s Chief Executive Officer since September 1, 2004. Mr. Wretsell brings over fifteen years of management experience to iCurie, including executive positions with LM Ericsson (NASDAQ: ERICY), one of the largest supplier of mobile systems in the world, where he worked in various capacities from 1988-2000. Mr. Wretsell served as the Executive Vice President and General Manager, Region Americas, from 1998-2000, where he was responsible for restructuring Ericsson’s North and Latin American operations, which resulted in strong volume growth and generated more than $2.0 billion in annual sales under his leadership. Mr. Wretsell currently serves as a director of Teleplus Enterprises, Inc. (OTCBB: TLPE).

Michael Karpheden has been iCurie’s Chief Financial and Operating Officer since September 1, 2004. Mr. Karpheden served as VP of Finance & Logistics of LM Ericsson, Region Americas, consumer products, from 1998-2001. Furthermore, Mr. Karpheden held several executive positions in the US, Germany, Russia, and Sweden during his twelve-year career with Ericsson. Mr. Karpheden served as Chief Operating Officer of Strax Inc., a Latin American leader in the distribution of mobile phones and accessories, from 2002-2003, and served as Vice President, Finance and Operations, at Strax Inc. from 2001-2002. From 2003-2004, Mr. Karpheden served as President and Managing Partner of Business Growth Consultants Inc. Mr. Karpheden has over fifteen years of international financial and operational leadership experience and has extensive experience in finance and corporate governance issues. Mr. Karpheden currently serves as a director of Teleplus Enterprises, Inc. (OTCBB: TLPE).

Dr. Jeong-Hyun Lee founded iCurie Lab, Inc. in 2000 and has been the Chief Technology Officer of iCurie since September 1, 2004. Dr. Lee received his doctorate from Case Western University and formerly worked with NASA and Samsung. Dr. Lee pioneered the core technology that dissipates heat quickly and efficiently from devices such as PCs, laptops and other chip driven devices.

Alan B. Miller has over twenty-five years of Wall Street and financial expertise, including his tenure from 1990 to 2003 as founder and president of Winchester Investment Securities, an investment banking and general securities firm based in Overland Park, Kansas. Winchester, which had five branches and forty-five registered representatives, had participated in private placements, IPOs, market making and general securities trading. Also from 1990 to 2003, Mr. Miller was president and senior analyst of Trendways Wall Street Watch, a stock market newsletter and hotline. Mr. Miller has served as vice president of the investment firm of Duggan and Co. and began his career as a registered representative with Stern Brothers in Kansas City, Missouri where he became one of the firm’s top producing stockbrokers. Mr. Miller is a director of Hansen Gray & Company, Inc, a significant shareholder of the Company.

David H. Clarke has served as Chairman of the Board and Chief Executive Officer of Jacuzzi Brands, Inc., formerly U.S. Industries, Inc., since May 1995. Mr. Clarke was Vice Chairman of Hanson PLC from 1993 and Deputy Chairman and Chief Executive Officer of Hanson Industries, the U.S. arm of Hanson, from 1992. Prior to 1992, Mr. Clarke served as President of Hanson Industries. Mr. Clarke has a number of business interests through his family holding company. He is the largest shareholder and a director of DOBI Medical International (DBMI), a development stage company with a new technology breast cancer imaging device now in FDA clinical trials. He is also an investor in and Vice Chairman of Untied Pacific Industries, a Hong Kong based (HKSE - 176) company with operations in Shenzhen, China. Untied Pacific Industries is engaged in electronic component design and contract manufacturing. Mr. Clarke is also a member of the board of directors of Fiduciary Trust International, a subsidiary of Franklin Resources, a company engaged in investment management.

Peter Rugg is a Senior Partner of Tatum Partners, LLP in New York. He has over 30 years of diversified business experience with special competence in capital structure and creative financing alternatives. Mr. Rugg has extensive experience in international natural resource businesses and offshore business migration. He has experience in commercial and investment banking, merger and acquisitions, turnaround situations, project finance, and corporate restructuring. Mr. Rugg has managed public company financial reporting, investor relations, tax compliance and audit, budget and planning and information technology systems including relational database, desktop, and multi-currency accounting. Mr. Rugg is chairman of the Company’s audit committee.

Gregory J. Osborn is a managing partner of IndiGo Ventures, LLC. Prior to launching IndiGo, Mr. Osborn founded Seed Capital, which provided new business development, strategic partnering and fundraising services for cutting-edge Internet companies, and served as head of business development for FreeRide.com. His background in finance and investment began on Wall Street, working at the headquarters offices of L.F. Rothschild & Co. and Drexel, Burnham, Lambert as an Account Executive and as Vice President at Smith Barney Harris & Upham, First Vice President at Paine Webber, and Senior Vice President of Axiom Capital Management. Mr. Osborn serves on the Board of Directors of Powerhouse Technologies Group, Inc., Children of Bellevue and ideavillage.com. Mr. Osborn also serves as corporate advisor to Advance Nanotech Inc. IndiGo Ventures is an affiliate of Indigo Securities, LLC, which acted as placement agent for, and received fees from, the Company, as described herein.

Board Composition and Committees

The Company anticipates that its Board of Directors will eventually be composed of seven (7) directors. We are currently completing the identification of a suitable candidate to fill the remaining position on our Board of Directors. The composition of our Board of Directors, and any Audit Committee and Compensation Committee, will be subject to the corporate governance rules promulgated by the SEC and by our primary trading market. All members of our Board of Directors will hold office until the next annual meeting of stockholders and election and qualification of their successors.

The Board of Directors of iCurie, Inc. has determined that Mr. Rugg, chairman of the Audit Committee, is (i) the “audit committee financial expert” as defined by the SEC’s regulations and (ii) independent as defined in the rules of the NASD.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that embodies policies encouraging individual and peer integrity, ethical behavior and our responsibilities to our employees, customers, suppliers, stockholders, and the public, and includes:

•	Prohibiting conflicts of interest (including protecting corporate opportunities)

•	Protecting our confidential and proprietary information and that of our customers and vendors

•	Treating our employees, customers, suppliers and competitors fairly

•	Encouraging full, fair, accurate, timely and understandable disclosure

•	Protecting and properly using company assets

•	Complying with laws, rules and regulations (including insider trading laws)

•	Encouraging the reporting of any unlawful or unethical behavior

The code applies to every officer, director and employee. We also expect that those with whom we do business (including our agents, consultants, suppliers and customers) will also adhere to the code. All of our officers, directors and employees must carry out their duties in accordance with the policies set forth in this code and with applicable laws and regulations.

EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table sets forth information for each of our executive officers for the fiscal years ended December 31, 2005, 2004 and 2003. Because the Company is the successor to the business of iCurie UK and iCurie Lab, Inc., which it acquired on July 8, 2005, the information provided below relates to our executive officers’ positions with iCurie UK and iCurie Lab, Inc. during the periods presented below:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-term Compensation
				Awards		Payouts
Name And Principal Position	Year	Salary(1) ($)	Bonus ($)	Restricted Stock Award(s) ($)(4)	Securities Underlying Options / SARs (#)	All Other Compensation ($)
Hakan Wretsell, President and Chief Executive Officer, iCurie UK(2)	2005 2004 2003	$256,000 $250,000 $0(2)	$66,250 $0 $0	$94,842 $0 $0	326,779 0 0	$2,100(3) $0 $0
Michael Karpheden, Chief Operating and Financial Officer, iCurie UK(2)	2005 2004 2003	$215,000 $210,000 $0(2)	$46,830 $0 $0	$49,167 $0 $0	326,779 0 0	$2,100(3) $0 $0
Dr. Jeong Hyun Lee, Ph.D., Chief Executive Officer, iCurie Lab, Inc.	2005 2004 2003	$256,000 $250,000 $50,314	$66,250 $53,802 $0	$57,191 $0 $0	326,779 0 0	$0(3) $0 $0

(1)
Amounts earned per prior employment agreements. Actual salaries received during 2004 were $11,408, $14,408 and $103,539 for Mr. Wretsell, Mr. Karpheden and Dr. Lee, respectively (Dr. Lee, whose salaries were paid in KWON, also received $50,314 in salary during 2003). Other than the $53,802 bonus paid to Dr. Lee, no bonuses or stock compensation was paid during fiscal 2004 and 2003. Certain accrued and unpaid salaries were paid at the closing of the Series A Offering. See “Employment Agreements” and “Certain Relationships and Transactions.”

(2)	Mr. Wretsell and Mr. Karpheden were appointed officers of iCurie UK on September 1, 2004.

(3)	Mr. Wretsell and Mr. Karpheden received car allowance. Dr. Lee is provided with a company car.

(4)	Unvested restricted stock as of December 31, 2005 totaled 1,470,508 shares and vest quarterly through December 31, 2006.

Brenda Hall served as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company until July 8, 2005, when the share exchange was consummated. Ms. Hall received no salary, wage or other compensation from the Company during 2005, 2004 or 2003.

Options

The following table sets forth information relating to option grants made by the Company in 2005:

OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)
(Individual Grants)
Name	Number Of Securities Underlying Options / SARs Granted (#)	Percent Of Total Options / SARs Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date
Hakan Wretsell	326,779	13%	$0.88	2015
Michael Karpheden	326,779	13%	$0.88	2015
Dr. Jeung Hyun Lee, Ph.D.	326,779	13%	$0.88	2015

(1)
No options were granted prior to 2005. Options vest quarterly through December 31, 2006. No value has been assigned to the options as the exercise price was above fair market value on the grant date. As of December 31, 2005, no options have been exercised.

Director Compensation

The non-employee directors of the Company, Alan Miller, David Clarke, Gregory J. Osborn and Peter Rugg, shall each receive compensation for their services since appointment through June 30, 2006, in the amount of $8,000 plus an option to purchase 100,000 common shares, 50,000 of which vested upon issuance in December 2005 as an appointment bonus, and the remaining 50,000 shall vest quarterly for two years.

Employment Agreements

Hakan Wretsell, Michael Karpheden and Dr. Lee have each entered into employment agreements with the Company effective July 11, 2005. The employment agreements are effective until January 1, 2007, replaced such officers’ prior employment agreements with iCurie UK, and contain customary provisions regarding the ownership and assignment of all intellectual property (all of which is and remains our sole property), prohibitions on solicitation of customers and employees following termination of employment, and our right to terminate such officers at any time for cause, or without cause upon a payment equal to six months of such officer’s base salary (plus six month’s continuation of certain benefits). The following chart sets forth certain summary information regarding base salary, bonus and equity compensation provided in the employment agreements:

	Mr. Wretsell	Mr. Karpheden	Dr. Lee

Annual Salary	$262,500	$220,500	$262,500

Closing Bonus(1)	$40,000 and 45,455 shares of common stock	$33,600 and 38,182 shares of common stock	$40,000 and 45,455 shares of common stock

2005 Bonus(2)	Up to 100% of base salary ($262,500)	Up to 60% of base salary ($132,300)	Up to 100% of base salary ($262,500)

2006 Bonus(2)	Up to 200% of base salary ($525,000)	Up to 120% of base salary ($264,600)	Up to 200% of base salary ($525,000)

Stock Grants(3)	1,633,897 shares of common stock	1,143,728 shares of common stock	980,338 shares of common stock

Stock Options(3)	326,779 shares of common stock	326,779 shares of common stock	326,779 shares of common stock

Accrued, Unpaid Salary(4)	$30,207 and 34,326 shares of common stock	$22,708 and 25,805 shares of common stock	$60,124 and 68,322 shares of common stock

(1)	Closing bonus paid on September 1, 2005.

(2)
Annual bonus amounts are determined based on certain financial and non-financial targets. Amounts to be paid approximately 50% in cash and 50% in shares of our common stock (valued at then-current market price).

(3)
Subject to staggered vesting. Options have an exercise price of $0.88 per share. Stock grants and options vest in full upon (i) termination without cause, (ii) a change in control of the Company or (iii) when Company operating revenues reach $17 million. 490,169 shares of Mr. Wretsell’s stock grant and 326,779 shares of Mr. Karpheden’s stock grant vested as of the closing of the Series A Offering on July 11, 2005. Mr. Karpheden has forfeited 204,237 restricted shares which otherwise would have vested September 30, 2005.

(4)	Represents accrued and unpaid salary for periods prior to the Series A Offering. Amounts were paid/issued July 11, 2005. See “Certain Relationships and Related Transactions.”

In addition to the equity compensation payable to Mr. Wretsell, Mr. Karpheden and Dr. Lee as described above, such executives are also entitled to the following equity compensation: (i) in the event the Company’s 2006 revenue exceeds projections by at least 5%, options to purchase that number of shares of common stock equal to 12.5% of such executive’s aggregate ownership of Company equity as of the closing of the Series A Offering (assuming full vesting of all warrants, options or restricted share grants) at an exercise price of $1.10 per share, (ii) in the event the Company’s 2007 revenue exceeds projections by at least 5%, options to purchase that number of shares of common stock equal to 12.5% of such executive’s aggregate ownership of Company equity as of the closing of the Series A Offering (assuming full vesting of all warrants, options or restricted share grants) at an exercise price of $1.32 per share and (iii) options to purchase that number of shares of common stock equal to 25% of the Option Pool (as defined below) in the event Company revenues in 2006 or 2007 exceed projections by at least 25%, at a per share exercise price equal to the greater of $0.88 or the 2006 volume weighted average common stock price (whether such options are granted with respect to 2006 or 2007 revenues). All of the above equity awards will vest annually over a three year period calculated retroactively from July 11, 2005, the closing of the Series A Offering (for example, assuming a June 30, 2005 closing, a 12.5% equity award in January 2007 for exceeding 2006 revenues would be 33.3% vested on the date of grant, with the remaining two-thirds vesting on June 30, 2007 and June 30, 2008). Any earned but unvested awards will vest in full upon the executive’s termination without cause. The calculation of the executives’ equity ownership for purposes of (iii) above shall not include the shares of common stock issued to Dr. Lee pursuant to the share exchange or the 1,097,142 shares of common stock issuable to Dr. Lee upon the exercise of the warrant described herein. All equity compensation may be structured as options, restricted stock or other award, although the number of shares and vesting schedule will remain the same.

The employment agreements also provide for customary employee benefits such as insurance and 401(K) or similar arrangements. In the event any officer is required to relocate to London, such officer will be provided with a reasonable car and housing allowance for a period of twelve months and will be reimbursed for reasonable moving expenses. The officers also received certain payments of cash and shares of common stock at the closing of the Series A Offering, which represented earned but unpaid compensation. See “Certain Relationships and Related Transactions.”

We have also adopted the iCurie 2005 Stock Incentive Plan to create a pool of 9,803,380 shares of common stock available for options and other equity grants. The incentive plan will be used for attracting and retaining employees, directors and consultants and will be granted at fair market value from time to time under the guidance and approval of our Board of Directors or its Compensation Committee, if one is later established.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 7, 2006, information regarding the beneficial ownership of shares of our common stock by each person known by us to own five percent or more of the outstanding shares of our common stock, by each of our executive officers, by each of our directors, and by all executive officers and directors as a group. Beneficial ownership of shares is determined in accordance with SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth below, including ownership percentages and voting power percentages, is based on an aggregate of 29,609,022 shares of common stock outstanding as of April 7, 2006. All shares of common stock underlying Series A Preferred Stock or Series B Preferred Stock owned by each person and common stock underlying warrants, stock options or other stock-based awards that are presently exercisable or exercisable within 60 days of the date of this prospectus by each person are deemed to be outstanding and beneficially owned by the person holding the Series A Preferred Stock or Series B Preferred Stock, stock options, warrants, and other stock-based awards respectively, for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, to our knowledge, each person listed in the table below has sole voting and investment power with respect to the shares shown as beneficially owned by such person, except to the extent applicable law gives spouses shared authority. Except as otherwise noted, each shareholder’s address is c/o iCurie, Inc., 1395 Brickell Avenue, Suite 800, Miami, Florida, 33131.

Non-Management Beneficial Holders

Name And Address Of Beneficial Owners	Shares of Common Stock	Percentage as of April 7, 2006
Hansen Gray & Company, Inc. 6100 Neil Road, Suite 500 Reno, Nevada 89511	8,629,376	29.14%
CHL Investment Partnership 475-1 Gwachundong, Gwachun Shi, Gyeong Gi Do, Republic of Korea 427-080	2,493,505	8.42%
Gryphon Master Fund, LP(1) 100 Crescent Court, Suite 475 Dallas, Texas 75201	3,409,092	10.33%
Invision Company Ltd. (2) CPG Primatrust SA, 12, rue de Saint-Victor 1206 Geneva, Switzerland	3,750,000	11.24%
GSSF Master Fund, LP(3) 100 Crescent Court, Suite 475 Dallas, Texas 75201	2,025,089	6.40%

Officers and Directors

Name And Address Of Executive Officers	Shares of Common Stock	Percentage as of April 7, 2006
Jeong Hyun Lee, Ph.D.(4)	12,908,412	41.74%
Hakan Wretsell(5)	1,961,361	6.58%
Michael Karpheden(6)	1,440,602	4.83%
Greg Osborn(7)	361,262	1.21%
Peter Rugg(8)	144,409	0.49%
David Clarke(9)	75,000	0.26%
Alan Miller(10)	75,000	0.26%
Officers and Directors as a Group(11)	16,761,809	55.20%

(1)	Includes 2,727,274 shares of Series A Preferred Stock and warrants to purchase 681,818 shares of common stock.

(2)	Includes 3,000,000 shares of Series B Preferred Stock and warrants to purchase 750,000 shares of common stock.

(3)	Includes 1,533,029 shares of Series A Preferred Stock and warrants to purchase 472,060 shares of common stock.

(4)
Includes (i) 11,563,587 shares of common stock (including 367,627 shares subject to vesting and forfeiture), (ii) options to acquire 217,853 shares of common stock which will be exercisable within sixty (60) days and (iii) warrants to purchase 1,097,142 shares of common stock. Dr. Lee is also the sole general partner of CHL Investment Partnership, and may be deemed to beneficially own the shares held by such entity.

(5)
Includes (i) 1,743,508 shares of common stock (including 428,898 shares subject to vesting and forfeiture) and (ii) options to acquire 217,853 shares of common stock which will be exercisable within sixty (60) days.

(6)
Includes (i) 1,222,748 shares of common stock (including 712,156 shares subject to vesting and forfeiture) and (ii) options to acquire 217,853 shares of common stock which will be exercisable within sixty (60) days.

(7)
Includes (i) 74,805 shares of common stock, (ii) 189,393 shares of Series A Preferred Stock and (iii) warrants to purchase 97,064 shares of common stock. Mr. Osborn is a Managing Partner of Indigo Ventures LLC, which beneficially owns 1,115,843 shares of our common stock (which includes warrants to purchase 352,578 shares of common stock and 763,265 shares of Series A Preferred Stock).

(8)
Includes (i) 14,961 shares of common stock, (ii) 37,878 shares of Series A Preferred Stock, (iii) options to acquire 75,000 shares of common stock which will be exercisable within sixty (60) days and (iv) warrants to purchase 16,570 shares of common stock.

(9)
Includes options to acquire 75,000 shares of common stock which will be exercisable within sixty (60) days. Mr. Clarke is affiliated with GSB Holdings, Inc., which beneficially owns 416,469 shares of our common stock (which includes (i) 89,766 shares of common stock, (ii) 227,272 shares of Series A Preferred Stock and (iii) warrants to purchase 99,431 shares of common stock).

(10)
Includes options to acquire 75,000 shares of common stock which will be exercisable within sixty (60) days. Mr. Miller is a director of Hansen Gray & Company, Inc., a significant shareholder of the Company, as reported above.

(11)	Seven individuals.

DESCRIPTION OF CAPITAL STOCK

As of the date of this filing, we have issued and outstanding approximately 29,609,022 shares of common stock, 20,995,239 shares of Series A Preferred Stock, and 3,063,402 shares of Series B Preferred Stock. Our Amended and Restated Articles of Incorporation authorize 150,000,000 shares of common stock and 100,000,000 of preferred stock, 30,000,000 of which has been designated as Series A Preferred Stock and 7,000,000 of which has been designated as Series B Preferred Stock.

Common Stock

Holders of shares of common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding-up of the Company are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. The holders of shares of common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of directors.

Series A Preferred Stock

Holders of the Series A Preferred Stock are entitled to receive cumulative, compounding dividends in preference to any dividend on our common stock at an annual rate of eight percent (8%), payable as, when and if declared by the Company, in cash or additional shares of Series A Preferred Stock (which shall be valued at the original purchase price per share of $0.88) at our option. The holders of Series A Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. In the event of any sale, bankruptcy or dissolution of the Company, the holders of the Series A Preferred Stock are entitled to receive in preference to the holders of the common stock a per share amount equal to the original purchase price plus any accrued and unpaid dividends (the “Liquidation Preference”). After the payment of the Liquidation Preference to the holders of the Series A Preferred Stock, the remaining assets shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the pre-transaction shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a sale of the Company.

The holders of the Series A Preferred Stock have the right to convert the Series A Preferred Stock and any accrued dividends, at any time, into shares of common stock. The initial conversion price is $0.88, subject to adjustment as provided below, resulting in an initial conversion rate of 1:1. At our option, the Series A Preferred Stock and any accrued dividends shall be converted into common stock, at the then applicable conversion price, in the event that (i) the holders of at least a majority of the outstanding Series A Preferred Stock consent to such conversion; (ii) we receive $50 million of additional equity based financing after July 11, 2005; or (iii) the common stock is quoted at a price per share equal to three (3) times the then current conversion price of the Series A Preferred Stock for twenty (20) consecutive trading days and such shares are traded at an average daily dollar volume of $250,000 (average share price times the average volume) during the same twenty (20) day trading period.

The conversion price of the Series A Preferred Stock and the exercise price of the Company warrants described in this prospectus are subject to a weighted average antidilution adjustment to reduce dilution in the event that we issue additional equity securities at a purchase price less than the applicable conversion price in the case of the Series A Preferred Stock or the applicable exercise price in the case of the warrants, in each case, subject to certain exceptions. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

The Series A Preferred Stock votes together with the common stock and not as a separate class except as specifically provided by their terms or as otherwise required by law. Each share of Series A Preferred Stock has a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series A Preferred Stock.

So long as fifty percent (50%) or more of the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect two members of our Board of Directors, one of whom will be an independent director. So long as twenty five percent (25%) or more (but less than fifty percent (50%)) of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of our Board of Directors (whether or not independent). The holders of common stock, voting as a separate class, are entitled to elect two board members, who currently are Hakan Wretsell and Dr. Lee. Until July 11, 2006, one representative appointed by the Placement Agents is entitled to observer rights at all board meetings.

The consent of the directors elected by the holders of Series A Preferred Stock is required for any action that (i) alters or changes in a material manner the rights, preferences or privileges of the Series A Preferred Stock, (ii) increases or decreases the authorized number of shares of common or preferred stock, (iii) constitutes the incurrence of indebtedness by the Company which possesses rights senior to the Series A Preferred Stock (other than indebtedness incurred in the ordinary course of our business, consistent with past practice, and certain additional exceptions), (iv) creates (by reclassification or otherwise) any new class or series of shares or securities having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock, (v) results in the redemption of any shares of common stock (other than pursuant to equity incentive agreements with service providers giving us the right to repurchase shares upon the termination of services), (vi) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold; except in the event that the merger, corporate reorganization, sale of control, or sale of all or substantially all of the assets of the Company results in the Series A Preferred Stock receiving three (3) times the amount paid for their Series A Preferred Stock at original issuance, (vii) amends or waives any provision of our Articles of Incorporation or Bylaws relative to the Series A Preferred Stock, or (viii) increases the authorized size of our board. The consent of the directors elected by the holders of the Series A Preferred Stock is also required for certain additional actions until such time as the registration statement of which this prospectus is a part is effective. In addition, (i) the consent of the holders of the Series A Preferred Stock, voting as a separate class, is required in order for us to authorize the issuance of any securities ranking senior to, or pari passu with the Series A Preferred Stock as to the payment of dividends or liquidation preference, and (ii) following the effectiveness of the registration statement of which this prospectus is a part, holders of fifty percent (50%) or more of the Series A Preferred Stock issued as of July 11, 2005 may require us to reincorporate in the State of Delaware.

Series B Preferred Stock

Subject and subordinate to the liquidation rights of the Series A Preferred Stock, in the event of any sale of the Company, the holders of the Series B Preferred Stock shall be entitled to receive in preference to the holders of the common stock a per share amount equal to $1.00 (the “Series B Liquidation Preference”). After the payment of the Series B Liquidation Preference to the holders of the Series B Preferred Stock, the remaining assets of the Company shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the pre−transaction shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a sale of the Company.

Subject and subordinate to the liquidation rights of the Series A Preferred Stock, in the event of any bankruptcy filing or dissolution by the Company, the holders of the Series B Preferred Stock shall be entitled to receive in preference to the holders of the common stock a per share amount equal to the Series B Liquidation Preference. After the payment of the Series B Liquidation Preference to the holders of the Series B Preferred Stock, the remaining assets shall be distributed ratably to the holders of the common stock, the Series A Preferred Stock and the Series B Preferred Stock on a common equivalent basis.

The holders of the Series B Preferred Stock have the right to convert the Series B Preferred Stock at any time into shares of common stock at an initial conversion rate of 1:1, subject to adjustment as provided below. At the option of the Company, the Series B Preferred Stock shall be converted into common stock, at the then applicable conversion price, in the event that (i) the holders of at least a majority of the outstanding Series B Preferred Stock consent to such conversion; (ii) all of the holders of the outstanding Series A Preferred Stock convert to common stock; (iii) the Company receives $15 million of additional equity based financing after the Series B Closing Date at three (3) times the then current conversion price of the Series B Preferred Stock; or (iv) the common stock trades at a price per share equal to three (3) times the then current conversion price of the Series B Preferred Stock for 20 consecutive trading days and such shares are traded at an average daily dollar volume of $250,000 (average share price times the average volume) during the same 20 day trading period.

The conversion price of the Series B Preferred Stock and the exercise price of the Series B Warrants are subject to a weighted average antidilution adjustment (based on all outstanding shares of preferred and common stock) to reduce dilution in the event that the Company issues additional equity securities (other than shares issued pursuant to outstanding and reserved employee options and certain other specified issuances) at a purchase price less than the applicable conversion price in the case of the Series B Preferred Stock or the applicable exercise price in the case of the Series B Warrants. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

The Series B Preferred Stock vote together with the common stock and not as a separate class. Each share of Series B Preferred Stock has a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series B Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the acquisition of iCurie Lab, Inc. and its intellectual property in 2004, iCurie UK agreed to pay CHL Investment Partnership and Hansen Gray a royalty fee equal to two percent (2%) of Company revenues over $25 million, up to an aggregate royalty of $50 million. CHL Investment Partnership receives fifty-seven percent (57%) and Hansen Gray receives forty-three percent (43%) of such royalty. This arrangement is documented in a Revenue Share Agreement dated as of May 18, 2005. At the closing of the Series A Offering, Hansen Gray received a cash advancement of $500,000 against its right to receive these royalty payments from us.

As discussed above in “Business - Financing Activities,” Dr. Lee issued a promissory note for $1,100,000 to iCurie Bridge Funding, LLC, an affiliate of the HG Noteholders, in 2004. Pursuant to the Preferred Stock Purchase Agreement, iCurie Bridge Funding LLC transferred this note to us in exchange for 1,667,000 shares of Series A Preferred Stock (reflecting an approximate twenty-five percent (25%) discount from the per share cash offering price of $0.88 per share). The Company and Dr. Lee then entered into an agreement to, and did, cancel this promissory note in exchange for the transfer of 1,250,000 of Dr. Lee’s shares of our common stock to us (valued at $0.88 per share). This $1,100,000 note constitutes a portion of the $4,600,000 Note conversion referred to in this prospectus.

As discussed above in “Business - Financing Activities,” Hansen Gray issued the $2,500,000 of HG Notes to the HG Noteholders in 2004. Pursuant to the Preferred Stock Purchase Agreement, the HG Noteholders transferred their notes to us in exchange for approximately 3,787,863 shares of Series A Preferred Stock (reflecting an approximate twenty-five percent (25%) discount from the per share cash offering price of $0.88 per share). Hansen Gray then entered into an agreement with us pursuant to which: (i) Hansen Gray cancelled an outstanding note of $1,500,000 previously issued by iCurie UK to Hansen Gray; (ii) we paid an advance of $500,000 to Hansen Gray from amounts payable in the future to Hansen Gray under the Revenue Share Agreement; (iii) Hansen Gary executed a $1,500,000 debenture in favor of the Company; and (iv) secured its obligation under such debenture by its right to receive payments under the Revenue Share Agreement. The $2,500,000 in HG Notes, Dr. Lee’s $1,100,000 note and the $1,000,000 in 2005 Notes, constitute the $4,600,000 Note conversion referred to elsewhere in this prospectus.

Hansen Gray had an outstanding promissory note for $525,000 to Donald Jennings, which was exchanged for 596,591 shares of our common stock otherwise issuable to Hansen Gray pursuant to the share exchange.

iCurie UK owns 527,000 common shares of Hansen Gray, and Hakan Wretsell and Michael Karpheden each own 25,000 common shares and warrants to purchase 129,167 common shares of Hansen Gray (which amounts, in the aggregate, represent approximately one and a half percent (1.5%) of Hansen Gray’s common shares on a fully diluted basis). Dr. Lee owns 2,000,000 common shares of Hansen Gray (which amounts to approximately 3.33% of Hansen Gray’s common shares on a fully diluted basis).

Dr. Lee held an option exercisable for 440,000 shares of iCurie UK common stock, which was converted at the closing of the Series A Offering into a warrant exercisable for 1,097,142 shares of our common stock at an exercise price of $1.09 per share.

Mr. Wretsell, Mr. Karpheden and Dr. Lee were owed aggregate earned but unpaid salaries of $60,414, $45,417 and $120,248, respectively, which were paid at the closing of the Series A Offering. Approximately fifty percent (50%) of these amounts were paid in cash and fifty percent (50%) in shares of common stock (valued at $0.88 per share solely for such compensation purposes and without regard to fair market value).

AVC owns a convertible bond of iCurie Lab Inc. with a current outstanding amount of KWON 300,000,000 (approximately $300,000) due December 10, 2007. AVC has waived its conversion and certain other rights under this instrument.

As reported in our 8-K dated August 26, 2005 and filed with the SEC on September 1, 2005, iCurie UK acquired from Mr. Won Gyu Moon the 54,619 shares of common stock of iCurie Lab, Inc. (approximately 19.8% of iCurie Lab’s common stock) not previously owned by iCurie UK. The purchase price for the shares was 2,046,638,345 KWON (approximately $1.99 million), plus an amount equal to certain transfer taxes in an aggregate amount of approximately 31,009,147 KWON (approximately $30,000), for a total amount payable by us of 2,077,647,492 KWON (approximately $2.02 million). Mr. Moon agreed to acquire the iCurie Lab, Inc. shares from Ms. Il Han Kim, the wife of Dr. Jeong Hyun Lee, Ph.D., a director and Chief Technology Officer of iCurie, Inc. Ms. Kim in turn agreed to acquire the shares from 14 individuals and entities (the “Minority Shareholders). The transactions between (i) iCurie UK and Mr. Moon, (ii) Mr. Moon and Ms. Kim and (iii) Ms. Kim and the Minority Shareholders were consummated in one closing process, and neither Mr. Moon nor Ms. Kim realized any profit or received any commission or other form of remuneration in connection with the transactions, although iCurie UK agreed to reimburse such individuals for transfer taxes in the amount referred to above.

Indigo Ventures LLC, where Greg Osborn is a managing partner, receives a monthly fee of $15,000 for consulting services.

SELLING STOCKHOLDERS

The following table details the name of each selling stockholder, the aggregate number of shares of our common stock owned and which may be acquired by the exercise of warrants or Series A Preferred Stock by each selling stockholder, and the number of shares of our common stock that may be offered for resale under this prospectus. We have registered the shares to permit the selling stockholders and their respective permitted transferees or other successors in interest that receive their shares from the selling stockholders after the date of this prospectus to resell the shares. Because each selling stockholder may offer all, some or none of the shares it holds, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The selling stockholders may from time to time offer all or some of the shares pursuant to this offering. Pursuant to Rule 416 under the Securities Act of 1933 as amended, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders. Assuming all shares offered under this prospectus will be sold, no selling stockholder will own one percent or more of our common stock following this offering. Except as indicated by footnote, none of the selling stockholders has had a significant relationship with us within the past three years, other than as a result of the ownership of our shares or other securities. Except as indicated by footnote, the selling stockholders have sole voting and investment power with their respective shares.

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering
Abraham & Esther Hersh Foundation Inc.	156,815	156,815	0
Alpine Capital Partners, LLC	392,043	392,043	0
Amy R. Daly Revocable Trust	933,695	814,007	119,688
Atlanticcity.com, Inc.	156,815	156,815	0
Axiom Capital Management, Inc.(1)	329,907	329,907	0
Barron, Bruce & Jacqueline	39,203	39,203	0
Barry Zelin(1)	84,089	84,089	0
Basso Fund, Ltd	392,043	392,043	0
Basso Private Opportunity Holding Fund Ltd.	392,043	392,043	0
Belsky, Ira	75,900	75,900	0
BFS US Special Opportunities Trust PLC	784,089	784,089	0
Blank, Marc S.	82,800	82,800	0
Bliss, Stephen	69,000	69,000	0
Bouts, Larry D.	146,206	116,284	29,922
Bracchetti, Guido	58,140	58,140	0
Brachfeld, Eric(1)	37,971	30,490	7,481
Brennan, Lisl	78,407	78,407	0
Brennan, Peter	156,792	156,792	0
Brous, Eric	126,597	126,597	0
Burns, Dale	58,140	58,140	0
Bushido Capital Master Fund, LP	1,176,134	1,176,134	0
Calcagni, Douglas	156,815	156,815	0
Canfield, Michel D.	78,407	78,407	0
Carol Hoffer Revocable Trust	329,315	329,315	0
Casper, John A. & Ann A.	81,398	81,398	0
The Murray Chernick Trust	174,429	174,429	0
Christopher D. Moody Rev. Trust	58,124	58,124	0
Cordillera Fund, L.P.	1,340,097	1,178,518	161,579
Crivelli, Joseph X.	78,407	78,407	0
Damel Partners LP	156,815	156,815	0
Danz, Steven	282,271	282,271	0
Davidowitz, Rosalind	584,836	465,148	119,688

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering
Dietel, Richard A.	73,101	58,140	14,961
DKR Soundshore Oasis Holding Fund Ltd.	784,088	784,088	0
E.S.P. DAS	392,043	392,043	0
Ferguson, Thomas L.	39,203	39,203	0
First Mirage, Inc.	232,573	232,573	0
Frenkel, Leon	235,224	235,224	0
Friedman, Rodd	69,000	69,000	0
Gamma Opportunity Capital Partners, LP Class A	588,066	588,066	0
Gamma Opportunity Capital Partners, LP Class C	588,066	588,066	0
Gilmore, David J. and Arlene H.	78,407	78,407	0
Greenfield, Randy	156,815	156,815	0
Grimes, Ruth S.	141,134	141,134	0
Gross, Gary	81,028	81,028
Gruber, Michael	31,361	31,361	0
Gryphon Master Fund, L.P.	3,763,636	3,763,636	0
GSB Holdings, Inc.	438,627	348,861	89,766
GSSF Master Fund, LP	2,213,437	2,213,437	0
Hamilton, Edward	116,965	93,027	23,938
Howard Tanner & Corey Schneider & Howard Franco	117,612	117,612	0
Iannone, Robert E.	36,551	29,070	7,481
Indigo Ventures, LLC(1)	1,077,706	1,077,706	0
Jordon, David L.(1)	1,333,088	1,183,478	149,610
Jordon, Haley	76,750	76,750	0
Jordon, Jennifer	76,750	76,750	0
Jordon, Shelby	79,073	79,073	0
Kaleky, David	69,769	69,769	0
Kaufman, Thomas Z.	39,203	39,203	0
Khubani, Anand V.	146,206	116,284	29,922
Kramer, Jeffrey & Helen	69,769	69,769	0
Kramer, Sheila G.	156,815	156,815	0
Lewis Opportunity Fund LP	69,000	69,000	0
Little Wing LP	1,309,481	1,309,481	0
Ma, Lianjun	73,101	58,140	14,961
Manngard, Eric & Vincent	292,417	232,573	59,844
Martins, Marcelo(1)	28,902	28,902	0
Marx, III Louis	73,101	58,140	14,961
Mendel Schijueshuurder & Leah Chitrik	78,407	78,407	0
Miltenburg, Andrew T.	313,634	313,634	0
Mittleman, Florence	73,101	58,140	14,961

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering
Mittleman, Phillip	292,417	232,573	59,844
Molinsky, Richard	116,284	116,284	0
Neil V. Moody Revocable Trust	174,448	174,448	0
Neugeboren, Edward(1)	178,366	166,397	11,969
O’Gorman, Peter J. & Rosemary A.	146,206	116,284	29,922
Osborn, Gregory J.(1)	379,727	304,922	74,805
P.A.W. Long Term Partners, LP	156,815	156,815	0
Pedersen, Gunnar & Judith	39,203	39,203	0
Petschek, Jay	78,407	78,407	0
Portside Growth and Opportunity Fund	784,089	784,089	0
Professional Traders Fund, LLC	392,043	392,043	0
RCI II Ltd.	817,407	697,719	119,688
Remley, Kevin W.	36,551	29,070	7,481
Renaissance US Growth Investment Trust PLC	784,089	784,089	0
Robinson, James & Elizabeth	29,238	23,254	5,984
Rugg, Peter(2)	73,101	58,140	14,961
Schumsky, Arnold M.	78,407	78,407	0
Schwartz, Philip	87,722	69,769	17,953
Schwartz, Warren & Theresa	39,203	39,203	0
Siegel, David	39,147	39,147	0
Smith, John P. & Kathleen Moran	109,656	87,214	22,442
Snobar Private Trust Co. A/T/F Zatar Trust	757,565	697,721	59,844
Sosonko, Stuart	43,860	34,883	8,977
Stanley Raphael Trust	156,815	156,815	0
Stanley Raphael Trust	58,140	58,140	0
Steinberg, Arthur	156,815	156,815	0
Sullivan, Shirley Rae	58,140	58,140	0
Taney, Richard	42,492	42,492	0
Tiano, Salvatore A.	39,203	39,203	0
Tradewinds Fund Ltd.	258,197	258,197	0
Truxal, William J.	116,284	116,284	0
Tryant, LLC	270,000	270,000	0
Urban, Michael	75,453	75,453	0
Urban, Michael & Sherry	72,723	72,723	0
Valor Capital Management LP	627,271	627,271	0
Voltron Ventures II L.P.	146,206	116,284	29,922
VonderLinden, George A.	116,965	93,027	23,938
Vozick, David	146,206	116,284	29,922
Vynerib, David	141,785	141,785	0
Weiskopf Silver Co.	438,627	348,861	89,766
Wilder, Sammy	146,206	116,284	29,922
Wolfe, Jeffrey	116,284	116,284	0
Woodland Partners	156,816	156,816	0

(1)	Placement Agent or affiliate thereof.

(2)	Director of the Company.

The number of shares set forth in the above table represents an estimate of the number of shares of common stock to be offered by the selling shareholder, based on (i) a conversion rate of 1.08 per share of Series A Preferred (which will be the conversion rate as of July 11, 2006, assuming no dividends are paid on the Series A Preferred Stock and the conversion rate is not otherwise adjusted pursuant to the terms of the Series A Preferred Stock), (ii) no adjustments to the exercise prices of the warrants and (iii) the issuance of 970,550 additional shares of Series A Preferred Stock in payment of registration penalties pursuant to the Registration Rights Agreement. In addition, an aggregate of 1,552,924 common shares otherwise issuable upon conversion of outstanding Series A Preferred Stock may instead be issuable upon the conversion of additional shares of Series A Preferred Stock to be paid as dividends on the outstanding Series A Preferred Stock. This prospectus covers the sale of all 32,139,429 of the shares of common stock we expect to be issued to the selling shareholder based on such conversion price, on the exercise price of the warrants and on such number of penalty shares issued. The actual number of shares of common stock issuable upon conversion of Series A Preferred Stock and the exercise of the warrants, and the number of penalty shares issued pursuant to the Registration Rights Agreement, are subject to adjustment. Therefore, the actual number of shares could be less or more than this estimate depending on several unpredictable factors. We have therefore registered, under a registration statement on Form SB-2 of which this prospectus is a part, 1,606,971 more shares than are covered by this prospectus to account for potential adjustments. These additional shares may only be sold by the selling shareholder after we reflect the change in the number of shares offered in a supplement to this prospectus.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be an underwriter, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

If the common stock is sold through broker-dealers or agents, the selling stockholders will be responsible for agents’ commissions. The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the OTC Bulletin Board;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the underlying common stock to broker-dealers that, in turn, may sell the common stock.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The selling stockholders may decide not to sell all or a portion of the common stock offered by them pursuant to this prospectus. In addition, any selling stockholder may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A under the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered pursuant to this prospectus will be the purchase price of such common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with its agents from time to time, reject, in whole or part, any proposed purchase of common stock to be made directly or through its agents. We will not receive any of the proceeds from this offering.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “ICUR.OB.”

The selling stockholders and any other persons participating in the distribution of the common stock will be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability to engage in market-making activities with respect to the common stock.

If required with respect to a particular offering of the common stock, the name of the selling stockholders, the purchase price and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts related to the particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the Registration Rights Agreement, we agreed to cause the registration statement of which this prospectus is a part to be declared effective by the SEC not later than one hundred twenty (120) days following July 11, 2005. We are paying all registration expenses in connection with the registration statement of which this prospectus is a part, exclusive of all underwriting discounts and commissions and transfer taxes, if any, and documentary stamp taxes, if any, relating to the disposition of the selling stockholder’s shares. We are required to maintain the effectiveness of the registration statement for one (1) year and use our best efforts to maintain its effectiveness for two (2) years, or such earlier time as all of the shares of common stock to be offered pursuant to the registration statement have been sold.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and other material events, subject to certain limitations set forth in the Registration Rights Agreement. We also agreed to pay liquidated damages to the selling stockholders if the registration statement of which this prospectus is a part is not timely filed or made effective.

Under the Registration Rights Agreement, we and the selling stockholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed on by DLA Piper Rudnick Gray Cary US LLP.

EXPERTS

iCurie UK was formed in early 2004, and during 2004 acquired the intellectual property and 80.2% of the outstanding common stock of iCurie Lab, Inc. In July 2005, iCurie UK entered into a share for share exchange with Cedar Mountain Distributors, Inc. (a public shell) in a transaction accounted for as a reverse acquisition with iCurie UK being the accounting acquirer and the continuing entity. Cedar Mountain Distributors, Inc. then changed its name to iCurie, Inc. The remaining 19.8% of the outstanding common stock of iCurie Lab, Inc. was acquired by iCurie UK on September 1, 2005.

The audited financial statements included in this prospectus include the 2005 consolidated operations of the Company and the 2004 consolidated operations of iCurie UK. Accordingly, the operations of the combined entities have been presented for the past two years.

The consolidated financial statements of the Registrant as of December 31, 2005 and for the years ended December 31, 2004 and 2005 included in this prospectus have been audited by PKF, Certified Public Accountants, a Professional Corporation, an independent registered public accounting firm, as stated in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

This prospectus is part of a Registration Statement on Form SB-2 that we are filing with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC.

We file annual, quarterly and current reports, and other information with the SEC. Our File Number is 333-64840.

You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

100 F Street, N.E.
Washington, D.C. 20549

You may call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s web site at http://www.sec.gov.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or solicit an offer to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

INDEX TO FINANCIAL STATEMENTS

iCurie, Inc. and Subsidiaries
Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
iCurie, Inc.

We have audited the consolidated balance sheet of iCurie, Inc. as of December 31, 2005, and the related consolidated statements of operations, stockholder’s equity (deficit) and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iCurie, Inc. at December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in note 1, at December 31, 2005 the Company and its subsidiaries have commenced limited revenue producing operations and have an accumulated deficit of $13,641,589. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has raised in excess of $15 million by issuing preferred stock during 2005 and at December 31, 2005 has cash on hand approximating $6 million. Management’s plans in regard to its future operations are also discussed in note 1.

PKF

Certified Public Accountants A Professional Corporation

March 7, 2006 New York, NY

iCurie, Inc. and Subsidiaries
Consolidated Balance Sheet
as of December 31, 2005
(US Dollars)

Assets
Current Assets
Cash and cash equivalents	$6,009,966
Receivable	95,569
Advance payments	124,945
Prepaid expenses	39,000
Other	165
Total current assets	6,269,645

Guarantee deposits	127,376
Investment (note 1)	110,670

Furniture and equipment, net (note 1)	633,282
Royalty Advance (note 3)	500,000

Total assets	7,640,973

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$455,052
Short-term borrowings (note 5)	231,683
Accrued expenses
Registration Rights (note 3)	923,790
Payroll and Related	264,279
Other	97,411
Other	27,075
Total current liabilities	1,999,290

Bond payable (note 6)	259,885

Total liabilities	2,259,175

Stockholders' equity (note 4)
Preferred Stock, Series A; $.001 par value; 30,000,000 shares authorized; 20,995,239 issued & outstanding	20,995
Preferred Stock, Series B; $.001 par value; 7,000,000 shares authorized; 3,063,402 issued & outstanding	3,063
Common stock; $.001 par value; 150,000,000 shares authorized; 29,316,035 issued & outstanding	29,317
Common stock Subscribed	167
Additional paid-in-capital	19,161,937
Other comprehensive loss	(77,432)
Unearned Compensation	(114,660)
Accumulated (deficit)	(13,641,589)
Total stockholders' equity	5,381,798

Total liabilities and stockholders' equity	$7,640,973

See notes to consolidated financial statements

iCurie, Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2005 and 2004
(US Dollars)

	Years Ended December 31,
	2005	2004

Revenue	$19,132	$-

Costs and expenses
Cost of Sales	124,957	-
Selling and Administrative expenses	6,362,542	2,710,629
Depreciation	95,287	48,282
Amortization of deferred financing cost (note 1)	311,323	18,083
Miscellaneous	26,141	6,965
Total costs and expenses	6,920,250	2,783,959

Operating (loss)	(6,901,118)	(2,783,959)

Other income (expenses)
Loss on Investment (note 1)	(105,903)	-
Loss from Impairment of Intangible Asset	-	(10,285)
Net Loss on Disposal of furniture and equipment	-	(262)
Interest and other income	100,324	14,607
Interest expense (notes 4, 5 and 6)	(266,781)	(129,054)

Total other income (expenses)	(272,360)	(124,994)

Net (loss)	$(7,173,478)	$(2,908,953)

Dividend on Series A Preferred Stock (Note 4)	$(651,489)	$-

Net Loss Attributable to Common Shareholders	$(7,824,967)	$(2,908,953)

Net Loss per Share:
Basic and Diluted	$(0.29)	$(0.12)
Weighted Average Shares Outstanding
Basic and Diluted	26,954,611	24,935,047

See notes to consolidated financial statements

iCurie, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
for the Years Ended December 31, 2005 and 2004

	Common & Preferred Stock	Additional Paid-in Capital	Common Stock Subscribed	Offering Costs	Unearned Stock Compensation	Other Comprehensive Income (Loss)	Accumulated (Deficit)	Total

Balance @ December 31, 2003	$1,332,746	$1,256,381	$-	$-	$-	$-	$(3,559,158)	$(970,031)

Recapitalization of Korean Subsidiary	(1,332,745)	1,222,102	-	-	-	-	-	(110,643)

Capital stock subscribed	-	-	3,000,000	(258,813)	-	-	-	2,741,187

Foreign currency translation	-	-	-	-	-	(53,355)	-	(53,355)

Net loss for the year	-	-	-	-	-	-	(2,908,953)	(2,908,953)

Balance @ December 31, 2004	$1	$2,478,483	$3,000,000	$(258,813)	$-	$(53,355)	$(6,468,111)	$(1,301,795)

Capital stock subscribed	1,631,631	1,220,199	(3,000,000)	258,813	-	-	-	110,643

Debt beneficial conversion feature	-	192,959	-	-	-	-	-	192,959

Effects of July Recapitalization	(1,606,596)	1,641,440	-	-	-	-	-	34,844

Issued Preferred stock, series A	20,995	10,454,336	-	-	-	-	-	10,475,331

Issued Preferred stock, series B	3,063	2,835,457	-	-	-	-	-	2,838,520

Stock compensation (common)	4,281	339,063	167	-	(114,660)	-	-	228,851

Foreign currency translation	-	-	-	-	-	(24,077)	-	(24,077)

Net loss for the year	-	-	-	-	-	-	(7,173,478)	(7,173,478)

Balance @ December 31, 2005	$53,375	$19,161,937	$167	$-	$(114,660)	$(77,432)	$(13,641,589)	$5,381,798

See notes to consolidated financial statements

iCurie, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
for the Years Ended December 31, 2005 and 2004
(US Dollars)

	2005	2004
Cash flows from operating activities:
Net (loss)	$(7,173,478)	$(2,908,953)
Adjustments to reconcile net (loss) to net cash (used)
by operating activities:
Depreciation	95,287	48,282
Amortization	311,323	18,083
Beneficial conversion feature on long-term debt	192,959	-
Loss on Investment	105,903	-
Finders Fee Settlement	38,219	-
Amortization of Deferred Compensation	228,851	-
Loss on Disposal of Furniture and Equipment	-	262
Impairment Charge	-	10,285
Imputed interest	(18,036)	15,738
Changes to certain other accounts:
Receivable	(58,570)	(50,198)
Advance payments	(79,919)	(22,293)
Prepaid expenses	(34,238)	(18,979)
Royalty Advance	(500,000)	-
Accounts payable	160,486	77,154
Accrued expenses	730,124	537,227
Other	28,642	(38,353)
Net cash (used) by operating activities	(5,972,447)	(2,331,745)

Cash flows from investing activities:
Acquisition of subsidiary	(2,025,344)	(110,643)
Short-term loan	-	144,720
Deposits	(78,270)	57,965
Acquisition of short-term financial instrument	19,322	(19,322)
Repayment of long-term loans	-	(161,530)
Guarantee deposits	-	(49,106)
Other	-	937
Purchase of furniture and equipment	(551,948)	(127,782)
Net cash (used) by investing activities	(2,636,240)	(264,761)

Cash flows from financing activities:
Short-term borrowings	-	769,868
Long-term borrowings	1,003,162	1,500,000
Deferred financing fees	(100,000)	(229,406)
Issuance of common stock	-	386,437
Repurchase of common stock	(214,000)	-
Proceeds from the issuance of preferred series A stock	12,482,865	-
Proceeds from the issuance of preferred series B stock	3,063,402	-
Proceeds from subscribed equity	-	2,745,208
Repayment of short-term borrowings	(408,826)	(1,158,873)
Repayment of convertible bond	7,203	(289,827)
Offering costs	(2,234,197)	(258,813)
Net cash provided by financing activities	13,599,609	3,464,594

Net increase in cash and cash equivalents	4,990,922	868,088

Cash and cash equivalents - beginning of year	1,019,044	150,956

Cash and cash equivalents - end of year	$6,009,966	$1,019,044

Supplemental cash flow disclosure
Noncash financing activity
During 2005 the Company recorded a beneficial preferred
stock conversion feature on certain Long-term debt
(see Note 4)	$192,959	$-

During 2005 the Company recorded deferred stock
compensation arrangements for certain employees and
directors	$343,512	$-

During 2005 the Company converted debt issued by the
UK subsidiary into Preferred Stock in the US Parent	$2,500,000	$-

During 2005 the Company converted equity issued by the
UK subsidiary into Preferred Stock in the US Parent	$1,000,000	$-

During 2005 the Company converted a personal promissory
note, collateralized by the Company's Common Stock, into
Preferred Stock in the US Parent	$1,100,000	$-

During 2004 the Company subscribed Common Stock	$-	$254,972
in exchange for an investment

Cash paid during the year for interest	$43,562	$97,719

See notes to consolidated financial statements

iCurie, Inc. and Subsidiaries Notes to Consolidated Financial Statements
December 31, 2005

Note 1 - Summary of significant accounting policies

Organization

iCurie, Inc.'s (the "Company" or "iCurie") operations consist of research, development, and commercialization of next-generation cooling solutions. The Company was founded in 2000 to address the emerging heat problem that now threatens the development of higher-performing microelectronic products. iCurie anticipates to be the first Company to take this innovative thermal management technology from the laboratory to high volume manufacturing, and operate as both a licensor of the technology and a vertically integrated provider of customized applications.

The Company's corporate headquarters is located in Miami, USA with subsidiaries in London, United Kingdom and Seoul, South Korea. Our Design and Manufacturing operations are based in Seoul. Our patented NanoSpreaders™ are a completely new alternative to conventional cooling devices. By utilizing a nano scale environment, the laws of physics are manipulated enabling our cooling technology to be thinner, lighter and deliver significantly higher thermal conductivity (heat transfer capacity) versus conventional options such as Heat Pipes. And, we can supply our plate-shaped heat spreaders in virtually any shape that a design engineer requires. As a result, customers are able to achieve unsurpassed product performance without trading off size, weight or cost considerations.

On July 8, 2005, Cedar Mountain Distributors, Inc. ("Cedar Mountain") entered into a Share Exchange Agreement (the "Share Exchange") with the shareholders of iCurie Lab Holdings Limited ("iCurie UK" or "Subsidiary") and certain additional parties (see Note 4). At the time of the Share Exchange, Cedar Mountain was a "public shell" company with no material operations. iCurie Lab Holdings Limited was incorporated in the United Kingdom on March 16, 2004, with the principal activity being the acquisition of intellectual property for the purpose of commercial exploitation.

In 2004, iCurie UK purchased an 80.2% interest in iCurie Lab Inc. ("iCurie Korea" or "Subsidiary"), a Korean Company incorporated on June 13, 2000, under the Commercial Code of South Korea. The operations of iCurie Korea include research and development, manufacturing, and sales of micro cooling systems using electronic technology. The remaining 19.8% of iCurie Korea was acquired in September 2005 resulting in iCurie Korea becoming a wholly owned subsidiary. During 2004, the intellectual property for the micro cooling system was transferred from iCurie Korea to iCurie UK.

As a result of the Share Exchange, the shareholders of iCurie UK became the controlling shareholders of Cedar Mountain, and iCurie UK became a wholly-owned subsidiary of Cedar Mountain. Concurrent with the share exchange, Cedar Mountain changed its name to iCurie, Inc. The share exchange was treated similar to a "reverse acquisition," with Cedar Mountain being the legal acquirer and iCurie UK being considered the accounting acquirer (see Note 4). The historical financial statements of iCurie UK have become the historical financial statements of the Company. Subsequent to the Share Exchange, the financial statements include the consolidated financial position and results of operations of iCurie US, iCurie UK, and iCurie Korea.

Through December 31, 2005, the operations of the Company and its Subsidiaries have included the development, certification of intellectual property, production and sale of samples. The Company opened its manufacturing facility in Seoul, Korea in October 2005.

In consolidation, all significant intercompany balances and transactions have been eliminated.

 Financial reporting

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Although these statements are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from those estimates.

Significant estimates required to be made by management include the valuation of 1) investments, 2) equity securities issued, 3) beneficial conversion features embedded in securities, and 4) registration rights.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company and its Subsidiaries have recently commenced limited revenue producing operations and have sustained accumulated losses since inception of approximately $13.6 million. The Company and its Subsidiaries have funded operations through equity and debt financing since inception. All these factors raise substantial doubt over the Company's ability to continue as a going concern.

On July 11, 2005, the Company received approximately $12.48 million in gross proceeds through a preferred stock offering made in conjunction with the Share Exchange Agreement with Cedar Mountain Distributors, Inc. On December 16, 2005, the Company received approximately $3.06 million in gross proceeds through a preferred stock series B offering. Management shall use the funds to commercialize its intellectual property and to execute its growth strategies. Furthermore, the Company has used the funds to pay off certain debts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits, which are readily convertible into known amounts of cash and have an original maturity of three months or less. The Company and its Subsidiary's cash and cash equivalents are maintained in banks and financial institutions in the United States, United Kingdom and South Korea, and they have not experienced any losses on their cash balances.

Investment

In December 2004, iCurie UK received 620,000 shares of an entity affiliated through common management in connection with $3,000,000 of equity financing. In July 2005, the Company disposed of 93,000 shares valued at $38,219 as part of a finders fee settlement. The remaining 527,000 shares have been valued by management at $110,670 which is management's estimate of its fair value based on the stock price of the entity at December 31, 2005. iCurie UK has recorded a realized loss in the investment totaling $105,903 during the year ended December 31, 2005.

Revenue recognition

The Company's policy is to record revenue as earned when the following attributes are met.

- Persuasive evidence of a sale arrangement exists.
- Delivery has occurred to the customers.
- The sales price to the customer is fixed or determinable.
- Collection is reasonably assured.

Deferred costs

In connection with obtaining debt and equity financing, iCurie UK incurred placement agent fees from a third party equal to 10% of the amount financed. The placement agent and the Company agreed to defer 2.5% of the 10% fee payable in 2004, until 2005 at completion of fundraising. During 2004, the agent assisted in placing $2,500,000 in long-term debt financing and $1,000,000 in equity financing. During 2005 the agent assisted in placing $1,000,000 in additional long-term debt financing. Deferred financing costs incurred in connection with long-term financing amounted to $329,406 and were being amortized on a straight-line basis over the stated term of the loans. The long-term debt financing arrangement has been converted to preferred stock and, therefore, the Company has no additional financing fees related to this transaction. Amortization expense for the year ended December 31, 2005 and 2004 amounted to $311,323 and $18,083, respectively.

Furniture and equipment

Furniture and equipment at December 31, 2005 are summarized as follows:

Vehicles	$49,868
Machinery	491,622
Furniture and fixtures	320,116
Assets under construction	3,382
864,988
Accumulated depreciation	(231,706)
$633,282

Furniture and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Depreciation is computed using the straight-line method over the estimated life of five years for machinery and equipment, furniture and fixtures, and vehicles. Depreciation expense for the year ended December 31, 2005 and 2004 amounted to $95,287 and $48,282, respectively.

Net Loss per Share

Basic Loss per share is computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net loss by the weighted average number of shares plus the dilutive effect of convertible preferred shares and outstanding options and warrants. The weighted average shares outstanding used in the comparative 2004 periods is based upon the shares issued by the Company to effect the reverse acquisition. Approximately 21 million and 3 million shares to be issued upon conversion of Series A and Series B, respectively, Preferred Shares were excluded from the calculation of diluted earnings per share for the year ended December 31, 2005 and 2004, respectively, because they were anti-dilutive.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Business risks

The Company is subject to the risks associated with start-up and high growth companies such as the risks of raising adequate capital, producing profitable operations, and operating in various countries through-out the world.

Research and development costs

Research and development costs are expensed as incurred and amounted to $809,033 and $789,641 for the year ended December 31, 2005 and 2004, respectively.

Foreign currency translation

The reporting and functional currency of iCurie US and UK is the U.S. Dollar, while the functional currency of iCurie Korea is the Korean Won.

The assets and liabilities of iCurie Korea have been translated into U.S. Dollars at the prevailing year-end rate of exchange, while the related income and expense items were translated at the average rate of exchange during the year. The resulting translation adjustments are accumulated in a separate component of stockholders' equity.

The Company follows Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income." SFAS 130 requires a Company to report comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) includes the change in equity during a period from transactions and other events and circumstances from non-owner sources, such as unrealized gains (losses) on foreign currency translation adjustments. Changes in unrealized foreign currency translation gains (losses) during 2005 and 2004 amounted to ($24,077) and ($53,355), respectively. Accordingly, comprehensive loss for the year ended December 31, 2005 and 2004 amounted to $7,197,555 and $2,962,308, respectively.

Fair value of financial instruments

The Company's cash, receivables, accounts payable, short-term debt, and bonds payable represent financial instruments whose carrying amounts reasonably approximate their fair value.

Accounting for stock options

The Company has elected to follow the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and the related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation has been recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition & Disclosure."

During the year ended December 31, 2005, the Company issued options to acquire 2,510,337 shares of Common Stock to certain employees and directors at an exercise price of $0.88. The fair value of option grants is estimated as of the date of grant using the Black- Scholes option-pricing model with the following assumptions for the grant made during the year ended December 31, 2005: Expected life of option five (5) years, volatility rate 100%, risk-free interest rate ranging between 6.25%-7.15%, and a zero percent (0%) dividend yield.

The following table illustrates the pro forma effect on net income (loss) if the Company had applied the fair value recognition provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition & Disclosure, An Amendment to FASB Statement No. 123," to stock-based employee compensation.

	2005	2004

Net loss attributable to common shareholders, as reported	$(7,824,967)	$(2,908,953)
Add: total stock-based employee compensation expense included in reported net loss	-	-

Deduct: stock-based compensation expense determined under the fair value method,
the fair value method, net of tax effect, for all employee awards	(69,090)	-

Pro forma net loss attributable to common shareholders	$(7,894,057)	$(2,908,953)

Loss per share
Basic-As reported	$(0.29)	$(0.12)
Basic-Pro Forma	$(0.29)	$(0.12)

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires compensation costs relating to share-based payment transactions be recognized in financial statements. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statement. SFAS No. 123(R) is effective for awards beginning January 1, 2006. Management expects the impact of the adoption of this accounting policy in 2006 to have effects similar to the pro forma disclosures noted above.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” This pronouncement replaces APB Opinion 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement when that pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle. The prior pronouncement required that most voluntary changes in accounting principle be recognized by including in net income the cumulative effect of changing to the new accounting principle. The effect of this pronouncement is that future accounting changes, generally, will not have an effect on the current period income statement.

Note 2 - Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carry forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized.

The Company currently operates in the United States, while its Subsidiaries operate in the United Kingdom and South Korea. Operating loss carryforwards in the United States approximated $1,800,000 at December 31, 2005, and can be carried forward for 20 years. Operating loss carryforwards in the United Kingdom approximated $6,900,000 at December 31, 2005, and can be carried forward indefinitely, provided the Company (i) doesn't cease operations and (ii) doesn't change its business nature, while operating loss carryforwards in South Korea approximated $3,100,000 at December 31, 2005, and expire in the years 2007-2010. The Company has a deferred tax asset of approximately $3,500,000 and has recorded a full valuation allowance against the deferred tax asset resulting from these tax loss carry-forwards.

 Note 3 - Commitments

Operating Leases

The Company has two leases in Seoul, Korea for its pilot plant, as well as for its administrative and research office. The leases expire in July 2006 and March 2008. At December 31, 2005, the minimum future rental commitments under all non-cancelable operating leases with terms greater than one year, are as follows:

Year Ending December 31,
2006	$109,286
2007	$51,089
2008	$12,772
$173,148
Rent expense for the year ended December 31, 2005 and 2004 amounted to $100,421 and $43,840, respectively.

Employment contracts

The Corporation has entered into employment agreements with seven of its officers / employees for terms ranging between two and three years. Under the terms of the contracts these officers / employees are entitled to minimum compensation of approximately $1,300,000 in 2006 , $600,000 in 2007 and $200,000 in 2008. In addition, these agreements provide for bonuses and stock option based upon performance criteria as defined in the respective agreements.

Commitments to a third party

According to an agreement between iCurie Korea and Sae Han IT, on May 21, 2004, iCurie Korea is to provide 25 percent of gross margin to B.A.C. Network (BAC) from the micro cooling systems business for 3 years from the initial sales to include only LG Electronics, LGIBM, and others to which LG Electronics and LGIBM will supply the Company's products. Gross margin is determined based on the difference between suppliers' unit cost and selling price to purchaser. Through December 31, 2005, no qualifying sales have occurred.

Royalty Agreement

On May 18, 2005, iCurie UK entered into a Royalty Agreement with CHL Investment Partnership ("CHL") and Hansen Gray & Company, Inc. ("Hansen Gray"). The terms of the agreement call for a payment of 1.14% and 0.86% of revenue to CHL and Hansen Gray, respectively, once iCurie UK's revenue exceeds $25 million. The agreement is terminated once the aggregate payment to CHL and Hansen Gray totals $50 million. As of December 31, 2005, the Company has paid a Royalty Advance to Hansen Gray totaling $500,000.

CHL is an organization in which Dr. Jeong Hyun Lee (the Company's Chief Technology Officer and Director) holds an interest in. Hansen Gray is an entity affiliated through common management.

Registration Rights

The Company has entered into a registration rights agreement with the preferred series A share holders dated July 11, 2005 (see Note 4). Under the terms of the Registration Rights Agreement, if a registration statement is not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a "Non-registration Event"), then for each 30 day period during the pendancy of such a Non-Registration Event, the company is required to pay to the selling shareholders liquidated damages in an amount equal to one percent (1%) of the aggregated price such selling shareholders paid for the Company's series A Preferred stock (deemed to be $0.88 per share), which the company may pay in cash or additional shares of series A Preferred Stock (valued at $0.88 per share), at the company's option. The registration statement was filed on October 6, 2005 and the Company currently expects the registration statement to be declared effective in April 2006. The registration rights penalty has been recorded by management as its estimated fair market value on the date of the Preferred Stock Offering and is being revalued at each Balance Sheet date with any adjustments reflected in the Statement of Operations. At December 31, 2005, included in accrued expenses is approximately $900,000 which represents the fair market value of this liability based on management's estimated effective date of the SB-2 registration statement.

The Company has entered into a registration rights agreement with the preferred series B share holders dated December 16, 2005. Under the terms of the Registration Rights Agreement, the Company is required to file a Registration Statement covering the underlying Common Stock within six months after the Company's Registration Statement on Form SB-2 (SEC File No. 333-128856) is declared effective. The Company is required to maintain the effectiveness of the Initial Registration Statement through the first anniversary of the Closing Date and shall use its best efforts to maintain the effectiveness of the Initial Registration Statement through the second anniversary of the Closing Date. The Company believes it will be able to meet the requirements of the agreement and has not recorded any liability.

Note 4 - Stockholders' equity

Capital stock

At December 31, 2005, the Company had an authorized number of shares of 150,000,000 Common Shares and 100,000,000 of Preferred Shares, 30,000,000 of which has been designated as Preferred Series A Shares and 7,000,000 of which has been designated Preferred Series B Shares. The total issued and outstanding shares were 29,316,035 Common Shares, 20,995,239 Preferred Series A Shares, and 3,063,402 Preferred Series B Shares.

Share Exchange Agreement and Series A Offering

Effective as of July 8, 2005, Cedar Mountain Distributors, Inc. entered into a Share Exchange Agreement with the shareholders of iCurie Lab Holdings Limited, a UK Company, and certain additional parties. Immediately prior to the execution of the Share Exchange Agreement 3,050,001 shares of Cedar Mountain common stock were cancelled (the "Common Stock Cancellation") pursuant to agreements between Cedar Mountain and certain shareholders of Cedar Mountain (including the then sole officer and director of Cedar Mountain) for aggregate consideration of $214,000. After the Common Stock Cancellation, 1,350,023 shares of Cedar Mountain remained issued and outstanding. Upon the consummation of the transactions contemplated by the Share Exchange Agreement on July 8, 2005, (i) Cedar Mountain acquired all of the outstanding shares of  iCurie UK (resulting in iCurie UK becoming a wholly owned subsidiary of Cedar Mountain), (ii) Cedar Mountain issued 24,935,047 shares of common stock to the shareholders of iCurie UK and certain of their assigns, which represented 94.864% of the issued and outstanding shares of Cedar Mountain common stock, (iii) the sole director and executive officer of Cedar Mountain resigned, (iv) directors and officers associated with iCurie UK were appointed as directors and officers of Cedar Mountain, (v) Amended and Restated Articles of Incorporation of Cedar Mountain were approved and filed which, among other things, changed the name of Cedar Mountain to iCurie, Inc., and authorized 30,000,000 shares of Series A Preferred Stock; and (vi) the new directors approved and adopted Amended and Restated Bylaws of iCurie, Inc.

The Share Exchange between the shareholders of iCurie UK, a private company, with Cedar Mountain, a non-operating public shell with nominal assets, was accounted for as an equity transaction. The stock retained by the shareholders of Cedar Mountain has been adjusted to reflect the financing transaction with the proceeds equal to the net asset value of Cedar Mountain immediately prior to the acquisition and the equity of iCurie has been adjusted to reflect a recapitalization whereby the prior retained earnings of Cedar Mountain were eliminated. This resulted in an adjustment to common stock and additional paid in capital to arrive at the net asset value of Cedar Mountain of $34,844. This amount has been reflected in the statement of stockholder’s equity as the effects of the July recapitalization of iCurie. No goodwill or other intangible asset has been recorded in connection with the share exchange. The historical financial statements of Cedar Mountain (which has since changed its name to iCurie, Inc) has become the historical financial statements of iCurie UK.

Effective as of July 11, 2005, iCurie, Inc. issued 20,995,239 shares of Series A Preferred Stock, together with warrants exercisable for a total of 6,441,895 shares of iCurie, Inc. common stock at prices ranging from $0.88 - $1.32, to various parties in exchange for approximately $12.48 million in cash (at a cash price of $0.88 per share of Series A Preferred Stock) and the transfer of $4.6 million of previously issued promissory notes issued by various parties. Certain of the promissory notes carried beneficial conversion features and as a result, during the year ended December 31, 2005, the Company recorded additional interest expense of $192,959. (These transactions are collectively referred as the “Series A Offering”). The Series A Offering was effectuated pursuant to Subscription Agreements (in the case of cash sales) and a Preferred Stock Purchase Agreement (in the case of the issuance of Series A Preferred Stock for promissory notes) between iCurie, Inc. and the stock recipients, each effective as of July 11, 2005. In connection with the Series A Offering, iCurie, Inc. also entered into a Registration Rights Agreement dated as of July 11, 2005 with the Company's shareholders, Series A Shareholders, and certain additional parties (see note 3).

In addition to the warrants issued together with Series A Preferred Stock, 681,018 warrants for common stock and 1,364,528 warrants for preferred (Series A) stock were issued to placement agents.

Pursuant to the Share Exchange Agreement, the Company agreed to assume the obligations of iCurie UK under a Placement Agent Agreement between iCurie UK, Indigo Securities LLC and Axiom Capital Management Inc. (Indigo and Axiom are collectively referred to as the “Placement Agent”), pursuant to which the Placement Agent was compensated by the Company for its services in connection with the Share Exchange Agreement and the Series A Offering. In connection with the Share Exchange Agreement and Series A Offering, the Company also granted warrants exercisable for a total of 270,000 shares of iCurie, Inc. common stock to a party that identified Cedar Mountain as a potential participant in the share exchange.

In connection with the Share Exchange Closing and Series A Offering, (i) certain executive officers entered into employment agreements, (ii) iCurie, Inc. advanced a major shareholder $500,000 (see Note 3) payable under a pre-existing revenue sharing agreement and entered into certain related transactions with such shareholder, (iii) iCurie, Inc. cancelled a $1.1 million promissory note made by an executive officer in exchange for 1.25 million shares of common stock of the Company owned by such officer, (iv) an option for 440,000 shares of the Company's common stock held by an executive officer was cancelled in exchange for a warrant to purchase 1,097,142 shares of iCurie, Inc. common stock, (v) iCurie, Inc. executive officers were paid certain accrued but previously unpaid salaries in cash and shares of iCurie, Inc. common stock and (vi) an executive officer agreed to indemnify iCurie, Inc. against certain liabilities.

Terms of Series A Preferred

In the event of any sale or dissolution of the Company, the holders of the Series A Preferred shall be entitled to receive in preference to the holders of the Series B and Common Stock a per share amount equal to $0.88 plus any accrued, unpaid dividends. The holders of the Series A Preferred have the right to convert the Series A Preferred at any time into shares of Common Stock at an initial conversion rate of 1:1, as defined. At the option of the Company, if certain criteria as defined in the agreement are met, the Series A Preferred can be converted into Common Stock. The conversion price of the Series A Preferred and the exercise price of the Warrants are subject to a weighted average antidilution adjustment. The Series A Preferred vote together with the Common Stock and not as a separate class. Each share of Series A Preferred has a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred. So long as 50% or more of the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock are entitled to elect two directors of the Company, and so long as 25% or more of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock are entitled to elect one director of the Company. The directors elected by the Series A Preferred Stock and the holders of the Series A Preferred Stock each have approval rights over specified corporate actions. Subject to certain exceptions, in the event the Company proposes to offer or sell any new securities, the Company shall first make an offering of such new securities to each holder of Series A Preferred Stock.

The holders of Series A Preferred Stock are entitled to receive cumulative, compounding dividends at a rate of eight percent (8%) per annum as, when and if declared by the Board of Directors of the Company. The dividends may be paid in cash or shares of Series A Preferred Stock (valued at original issue price) at the sole discretion of the Company. Holders of Series A Preferred Stock also receive on an as-converted basis any distributions paid on the common stock. No dividends may be paid on common stock unless all unpaid cumulative dividends on the Series A Preferred Stock are paid. As of December 31, 2005, accumulated, undeclared dividends on the Series A Preferred Shares totaled $651,489.

The Company has evaluated the beneficial conversion feature and warrants related to the Series A issuance and has determined the fair market value related to these items to be immaterial. Accordingly, 100% of the proceeds has been allocated to the Series A Preferred Stock.

 Series B Offering

On December 16, 2005 , iCurie, Inc. issued 3,063,402 shares of its Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred”), to certain individuals and entities (the “Series B Holders”), together with warrants to purchase approximately 1,531,700 shares of the Company’s common stock (50% at $1.50 and 50% at $3.00), for an aggregate of $3,063,402 in cash. The sale of Series B Preferred and Warrants (the “Series B Offering”) was effected pursuant to Subscription Agreements between the Company and the Series B Holders, each effective as of December 16, 2005. In connection with the Series B Offering, the Company entered into a Registration Rights Agreement dated as of December 16, 2005 with the Series B Holders and the Placement Agents (see Note 3).

In connection with the Series B Offering, certain placement agents received (i) a cash fee of approximately $216,340, (ii) warrants to purchase 210,000 shares of Series B Preferred at $1.50, and (iii) warrants to purchase 6,340 shares of Common Stock at $1.50.

Terms of Series B Preferred

Subject and subordinate to the liquidation rights of the Company’s Series A Preferred Stock, in the event of any sale or dissolution of the Company, the holders of the Series B Preferred shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to $1.00. The holders of the Series B Preferred have the right to convert the Series B Preferred at any time into shares of Common Stock at an initial conversion rate of 1:1, as defined. At the option of the Company, if certain criteria as defined in the agreement are met, the Series B Preferred can be converted into Common Stock. The conversion price of the Series B Preferred and the exercise price of the Warrants are subject to a weighted average antidilution adjustment. The Series B Preferred vote together with the Common Stock and not as a separate class. Each share of Series B Preferred has a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series B Preferred. The Series B Preferred does not carry any dividend.

The Company has evaluated the beneficial conversion feature, registration rights, and warrants related to the Series B issuance and has determined the fair market value related to these items to be immaterial. Accordingly, 100% of the proceeds has been allocated to the Series B Preferred Stock.

Stock Compensation

During the year ended December 31, 2005, the Company issued approximately 4.28 million shares of its common stock to employees and others. These shares issuances were valued between $0.07-$0.50 based upon management's estimate of the fair value of the common stock on the date of issuance. These stocks grants have certain vesting provisions through June 2007. At December 31, 2005, 2,810,457 shares have vested and a charge to compensation expense of $228,851 and $0 was recorded during the year ended December 31, 2005 and 2004, respectively. The remaining unvested shares totaling $114,660 have been recorded as unearned compensation as of December 31, 2005.

Stock Options

During 2005, the Company granted options to employees and directors to purchase an aggregate of 2,510,337 shares of common stock at an exercise price of $0.88 per share. The options vest over 10 years. The options granted had an intrinsic value of $0 since the exercise price was equal to or exceeded the fair value of the underlying common stock on the day of the grants. Information about all employee options outstanding is as follows:

For the years ended December 31,	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	0	$-	0	$-
Outstanding at end of year	2,510,337	$0.88	0	$-

A summary of employee options outstanding and employee options exercisable under the Company's plan is set forth below:

	Outstanding			Exercisable
Weighted Average
Exercise	# of Options	Remaining Contractual	Weighted Average	# of Options	Weighted Average
Price	Outstanding	Life	Exercise Price	Exercisable	Exercise Price

$0.88	2,510,337	10 years	$0.88	649,613	$0.88

During 2005, the Company issued 25,000 shares to an external consultant. The fair market value of these options were determined using the Black-Scholes method and were deemed immaterial.

Warrants to Purchase Common Stock

During 2005, the Company issued various warrants to preferred shareholders and the placement agents in connection with the Series A and B Offerings. A summary of these warrants are as follows:

Exercise	# of Warrants	# of Warrants	Expiration
Price	Outstanding	Exercisable	Date

$ 0.88	1,874,178	1,874,178	July 2010
$ 1.09	1,097,142	1,097,142	July 2010
$ 1.10	2,759,357	2,759,357	July 2010
$ 1.32	2,759,357	2,759,357	July 2010
$ 1.50	772,190	772,190	December 2010
$ 3.00	765,850	765,850	December 2010

Warrants to Purchase Preferred Stock

During 2005, the Company issued various warrants to placement agents in connection with the Series A and B Offerings. A summary of these warrants are as follows:

Exercise	# of Warrants	# of Warrants	Expiration
Price	Outstanding	Exercisable	Date
$ 0.88	1,364,528	1,364,528	July 2010
$ 1.50	210,000	210,000	December 2010

Note 5 - Short-term borrowing

Short-term borrowing at December 31, 2005 consists of a bank loan payable with interest at 5.92% per annum with an outstanding balance of $231,683 (Won 234,000,000).

Note 6 - Bond payable

The bond payable (Won 300 million) at December 31, 2005, was issued to Asia Vital Components in December 2002 and matures in December 2007. The bond carries no interest and has been discounted using a 7% interest rate. At December 31, 2004 and December 31, 2005, the unamortized bond discount amounted to $53,099 and $37,160, respectively.

The bond payable at December 31, 2005 is summarized as follows:
Face Amount	$297,045
Less: Discount	(86,470)
Plus: Amortization of discount	49,310

Carrying value	$259,885

Under the original terms, the bond was convertible into 6,667 shares (an approximate 2% ownership) of common stock in the Subsidiary (iCurie Korea); however, Asia Vital Components has waived its right to convert the bond into common stock.

32,139,429 Shares of

Common Stock

iCURIE, INC.

PROSPECTUS

April 17, 2006